FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of 02/23/2021

Ternium S.A.
(Translation of Registrant's name into English)

Ternium S.A.
26 Boulevard Royal – 4th floor
L-2249 Luxembourg
(352) 2668-3152
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ✓ Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes __ No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.
This report contains Ternium S.A.’s consolidated financial statements as of December 31, 2020.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By: /s/ Pablo Brizzio	By:/s/ Máximo Vedoya
Name: Pablo Brizzio	Name: Máximo Vedoya
Title: Chief Financial Officer	Title: Chief Executive Officer

Dated: February 23, 2021

TERNIUM S.A.
Consolidated Financial Statements
as of December 31, 2020 and 2019 and 2018
for the years ended on December 31, 2020, 2019 and 2018
26 Boulevard Royal, 4th floor
L – 2449 Luxembourg
R.C.S. Luxembourg: B 98 668

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019
and for the years ended December 31, 2020, 2019 and 2018

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019
and for the years ended December 31, 2020, 2019 and 2018
(All amounts in $ thousands)

Consolidated Income Statements

		Year ended December 31,
	Notes	2020	2019	2018

Net sales	4	8,735,435	10,192,818	11,454,807
Cost of sales	5	(7,099,923)	(8,452,440)	(8,483,328)

Gross profit		1,635,512	1,740,378	2,971,479

Selling, general and administrative expenses	6	(762,882)	(897,475)	(876,764)
Other operating income (expenses), net	8	206,843	21,663	13,656

Operating income		1,079,473	864,566	2,108,371

Finance expense	9	(46,644)	(88,284)	(131,172)
Finance income	9	49,421	29,071	21,236
Other financial income (expenses), net	9	19,554	(39,756)	(69,640)
Equity in earnings of non-consolidated companies	13	57,555	60,967	102,772

Profit before income tax expense		1,159,359	826,564	2,031,567

Income tax expense	10	(291,488)	(196,519)	(369,435)

Profit for the year		867,871	630,045	1,662,132

Attributable to:
Owners of the parent		778,468	564,269	1,506,647
Non-controlling interest		89,403	65,776	155,485

Profit for the year		867,871	630,045	1,662,132

Weighted average number of shares outstanding		1,963,076,776	1,963,076,776	1,963,076,776

Basic and diluted earnings per share for profit attributable to the owners of the parent (expressed in $ per share)		0.40	0.29	0.77

The accompanying notes are an integral part of these consolidated financial statements.

Page 4 of	88

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019
and for the years ended December 31, 2020, 2019 and 2018
(All amounts in $ thousands)

Consolidated Statements of Comprehensive Income

	Year ended December 31,
	2020	2019	2018

Profit for the year	867,871	630,045	1,662,132

Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment	160	(41,455)	(376,220)
Currency translation adjustment from participation in non-consolidated companies	(109,079)	(20,470)	(73,761)
Changes in the fair value of financial instruments at fair value through other comprehensive income	(3,100)	(877)	(1,036)
Income tax related to financial instruments at fair value	1,230	—	122
Changes in the fair value of derivatives classified as cash flow hedges	(266)	(750)	(132)
Income tax relating to cash flow hedges	80	225	(73)
Other comprehensive income items	(966)	669	(897)
Other comprehensive income items from participation in non-consolidated companies	400	6	499
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of post employment benefit obligations	(36,907)	(67,601)	(38,263)
Income tax relating to remeasurement of post employment benefit obligations	10,790	19,312	9,259
Remeasurement of post employment benefit obligations from participation in non-consolidated companies	15,081	(18,918)	(3,780)

Other comprehensive loss for the year, net of tax	(122,577)	(129,859)	(484,282)

Total comprehensive income for the year	745,294	500,186	1,177,850

Attributable to:
Owners of the parent	666,667	445,473	1,176,964
Non-controlling interest	78,627	54,713	886

Total comprehensive income for the year	745,294	500,186	1,177,850

The accompanying notes are an integral part of these consolidated financial statements.

Page 5 of	88

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019
and for the years ended December 31, 2020, 2019 and 2018
(All amounts in $ thousands)

Consolidated Statements of Financial Position

		Balances as of
	Notes	December 31, 2020		December 31, 2019

ASSETS

Non-current assets
Property, plant and equipment, net	11	6,504,681		6,539,581
Intangible assets, net	12	908,583		943,838
Investments in non-consolidated companies	13	471,306		513,648
Other investments	17	2,881		3,253
Deferred tax assets	19	158,703		163,538
Receivables, net	14	243,306		592,565
Trade receivables, net	15	—	8,289,460	897	8,757,320

Current assets
Receivables, net	14	288,609		334,713
Derivative financial instruments	21	1,572		1,196
Inventories, net	16	2,001,781		2,158,298
Trade receivables, net	15	918,438		949,672
Other investments	17	813,527		212,271
Cash and cash equivalents	17	537,882	4,561,809	519,965	4,176,115
Non-current assets classified as held for sale			4,966		2,098
			4,566,775		4,178,213

Total Assets			12,856,235		12,935,533

EQUITY
Capital and reserves attributable to the owners of the parent			7,286,115		6,611,665
Non-controlling interest			1,157,038		1,103,208
Total Equity			8,443,153		7,714,873

LIABILITIES

Non-current liabilities
Provisions	18	80,570		613,352
Deferred tax liabilities	19	346,485		403,278
Other liabilities	20	551,856		507,603
Trade payables		1,145		1,174
Derivative financial instruments	21	523		17
Lease liabilities	22	251,617		298,219
Borrowings	23	1,327,289	2,559,485	1,628,892	3,452,535

Current liabilities
Current income tax liabilities		110,499		47,053
Other liabilities	20	249,836		240,934
Trade payables		1,049,337		876,803
Derivative financial instruments	21	5,835		3,007
Lease liabilities	22	42,486		40,546
Borrowings	23	395,604	1,853,597	559,782	1,768,125

Total Liabilities			4,413,082		5,220,660

Total Equity and Liabilities			12,856,235		12,935,533
The accompanying notes are an integral part of these consolidated financial statements.

Page 6 of	88

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018 (All amounts in $ thousands)

Consolidated Statements of Changes in Equity

	Attributable to the owners of the parent (1)
	Capital stock (2)	Treasury shares (2)	Initial public offering expenses	Reserves (3)	Capital stock issue discount (4)	Currency translation adjustment	Retained earnings	Total	Non-controlling interest	Total Equity

Balance as of January 1, 2020	2,004,743	(150,000)	(23,295)	1,332,980	(2,324,866)	(2,760,046)	8,532,149	6,611,665	1,103,208	7,714,873

Profit for the year							778,468	778,468	89,403	867,871
Other comprehensive income (loss) for the period
Currency translation adjustment						(100,983)		(100,983)	(7,936)	(108,919)
Remeasurement of post employment benefit obligations				(9,340)				(9,340)	(1,696)	(11,036)
Cash flow hedges and others, net of tax				(95)				(95)	(91)	(186)
Others				(1,383)				(1,383)	(1,053)	(2,436)

Total comprehensive income (loss) for the year	—	—	—	(10,818)	—	(100,983)	778,468	666,667	78,627	745,294

Acquisition of non-controlling interest (5)				7,783				7,783	(24,797)	(17,014)

Balance as of December 31, 2020	2,004,743	(150,000)	(23,295)	1,329,945	(2,324,866)	(2,861,029)	9,310,617	7,286,115	1,157,038	8,443,153
(1) Shareholders’ equity determined in accordance with accounting principles generally accepted in Luxembourg is disclosed in Note 24 (iii).
(2) The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of $ 1.00 per share. As of December 31, 2020, there were 2,004,743,442 shares issued. All issued shares are fully paid. Also, as of December 31, 2020, the Company held 41,666,666 shares as treasury shares.
(3) Include mainly legal reserve under Luxembourg law for $ 200.5 million, undistributable reserves under Luxembourg law for $ 1.4 billion, hedge accounting reserve, net of tax effect, for $ (0.2) and reserves related to the acquisition of non-controlling interest in subsidiaries for $ (72.2) million.
(4) Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.
(5) Corresponds to the acquisition of non-controlling interest participation of Ternium Argentina S.A..
Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated financial statements may not be wholly distributable. See Note 24 (iii). The accompanying notes are an integral part of these consolidated financial statements.

Page 7 of	88

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018 (All amounts in $ thousands)

Consolidated Statements of Changes in Equity

	Attributable to the owners of the parent (1)
	Capital stock (2)	Treasury shares (2)	Initial public offering expenses	Reserves (3)	Capital stock issue discount (4)	Currency translation adjustment	Retained earnings	Total	Non-controlling interest	Total Equity
Balance as of January 1, 2019	2,004,743	(150,000)	(23,295)	1,385,701	(2,324,866)	(2,702,477)	8,203,449	6,393,255	1,091,321	7,484,576

Profit for the year							564,269	564,269	65,776	630,045
Other comprehensive income (loss) for the period
Currency translation adjustment						(57,569)		(57,569)	(4,356)	(61,925)
Remeasurement of post employment benefit obligations				(60,730)				(60,730)	(6,477)	(67,207)
Cash flow hedges and others, net of tax				(268)				(268)	(257)	(525)
Others				(229)				(229)	27	(202)

Total comprehensive income (loss) for the year	—	—	—	(61,227)	—	(57,569)	564,269	445,473	54,713	500,186

Dividends paid in cash (5)							(235,569)	(235,569)	—	(235,569)
Dividends paid in cash to non-controlling interest (6)								—	(28,530)	(28,530)
Acquisition of non-controlling interest (7)				8,506				8,506	(14,296)	(5,790)

Balance as of December 31, 2019	2,004,743	(150,000)	(23,295)	1,332,980	(2,324,866)	(2,760,046)	8,532,149	6,611,665	1,103,208	7,714,873
(1) Shareholders’ equity is determined in accordance with accounting principles generally accepted in Luxembourg.
(2) The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of $ 1.00 per share. As of December 31, 2019, there were 2,004,743,442 shares issued. All issued shares are fully paid. Also, as of December 31, 2019, the Company held 41,666,666 shares as treasury shares.
(3) Include mainly legal reserve under Luxembourg law for $ 200.5 million, undistributable reserves under Luxembourg law for $ 1.4 billion, hedge accounting reserve, net of tax effect, for $ (0.1) million and reserves related to the acquisition of non-controlling interest in subsidiaries for $ (80.0) million.
(4) Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.
(5) Represents $ 0.12 per share ($ 1.20 per ADS). Related to the dividends distributed on May 6, 2019, and as 41,666,666 shares are held as treasury shares by Ternium, the dividends attributable to these treasury shares amounting to $5.0 million were included in equity as less dividend paid.
(6) Corresponds to the dividends paid by Ternium Argentina S.A.
(7) Corresponds to the acquisition of non-controlling interest participation of Ternium Argentina S.A..

Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated financial statements may not be wholly distributable. See Note 24 (iii). The accompanying notes are an integral part of these consolidated financial statements.

Page 8 of	88

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018 (All amounts in $ thousands)

Consolidated Statements of Changes in Equity

	Attributable to the owners of the parent (1)
	Capital stock (2)	Treasury shares (2)	Initial public offering expenses	Reserves (3)	Capital stock issue discount (4)	Currency translation adjustment	Retained earnings	Total	Non-controlling interest	Total Equity
Balance as of January 1, 2018	2,004,743	(150,000)	(23,295)	1,416,121	(2,324,866)	(2,403,664)	6,491,385	5,010,424	842,347	5,852,771

Impact of adopting IFRS 9 at January 1, 2018				450			(147)	303	204	507
Impact of adopting IAS 29 at January 1, 2018 (see note 3 (cc))							421,502	421,502	268,824	690,326
Adjusted Balance at January 1, 2018	2,004,743	(150,000)	(23,295)	1,416,571	(2,324,866)	(2,403,664)	6,912,740	5,432,229	1,111,375	6,543,604

Profit for the year							1,506,647	1,506,647	155,485	1,662,132
Other comprehensive income (loss) for the period
Currency translation adjustment						(298,813)		(298,813)	(151,168)	(449,981)
Remeasurement of post employment benefit obligations				(29,418)				(29,418)	(3,366)	(32,784)
Cash flow hedges and others, net of tax				(288)				(288)	83	(205)
Others				(1,164)				(1,164)	(148)	(1,312)

Total comprehensive income (loss) for the year	—	—	—	(30,870)	—	(298,813)	1,506,647	1,176,964	886	1,177,850

Dividends paid in cash (5)							(215,938)	(215,938)	—	(215,938)
Dividends paid in cash to non-controlling interest (6)								—	(20,940)	(20,940)

Balance as of December 31, 2018	2,004,743	(150,000)	(23,295)	1,385,701	(2,324,866)	(2,702,477)	8,203,449	6,393,255	1,091,321	7,484,576
(1) Shareholders’ equity is determined in accordance with accounting principles generally accepted in Luxembourg.
(2) The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of $ 1.00 per share. As of December 31, 2018, there were 2,004,743,442 shares issued. All issued shares are fully paid. Also, as of December 31, 2018, the Company held 41,666,666 shares as treasury shares.
(3) Include mainly legal reserve under Luxembourg law for $ 200.5 million, undistributable reserves under Luxembourg law for $ 1.4 billion, hedge accounting reserve, net of tax effect, for $ 0.5 million and reserves related to the acquisition of non-controlling interest in subsidiaries for $ (88.5) million.
(4) Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.
(5) Represents $ 0.11 per share ($ 1.10 per ADS). Related to the dividends distributed on May 2, 2018, and as 41,666,666 shares are held as treasury shares by Ternium, the dividends attributable to these treasury shares amounting to $ 4.6 million were included in equity as less dividend paid.
(6) Corresponds to the dividends paid by Ternium Argentina S.A.

Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated financial statements may not be wholly distributable. See Note 24 (iii). The accompanying notes are an integral part of these consolidated financial statements.

Page 9 of	88

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018 (All amounts in $ thousands)

Consolidated Statements of Cash Flows

		Year ended December 31,
	Notes	2020	2019	2018

Cash flows from operating activities
Profit for the year		867,871	630,045	1,662,132
Adjustments for:
Depreciation and amortization	11 & 12	631,051	661,112	589,299
Income tax accruals less payments	26 (b)	66,561	(208,805)	(154,366)
Equity in earnings of non-consolidated companies	13	(57,555)	(60,967)	(102,772)
Interest accruals less payments	26 (b)	6,991	3,405	(13,014)
ICMS provision recovery, net of reversal of related asset	8 & 24 (i)(g)	(186,010)	—	—
Changes in provisions	18	623	(1,544)	(7,659)
Changes in working capital (1)	26 (b)	352,795	572,684	(228,577)
Net foreign exchange results and others		78,919	51,689	(5,778)

Net cash provided by operating activities		1,761,246	1,647,619	1,739,265

Cash flows from investing activities
Capital expenditures	11 & 12	(560,013)	(1,052,252)	(520,250)
Recovery/(Loans) to non-consolidated companies	13	—	24,480	(24,480)
(Increase)/Decrease in other investments	17	(600,884)	(163,800)	86,857
Proceeds from the sale of property, plant and equipment		1,044	788	861
Acquisition of non-controlling interest		(17,014)	(5,790)	—

Net cash used in investing activities		(1,176,867)	(1,196,574)	(457,012)

Cash flows from financing activities
Dividends paid in cash to company’s shareholders		—	(235,569)	(215,938)
Dividends paid in cash to non-controlling interests		—	(28,530)	(20,940)
Finance lease payments		(42,144)	(38,569)	(7,565)
Proceeds from borrowings		245,668	1,529,766	1,188,731
Repayments of borrowings		(709,778)	(1,377,605)	(2,266,560)

Net cash used in financing activities		(506,254)	(150,507)	(1,322,272)

Increase (Decrease) in cash and cash equivalents		78,125	300,538	(40,019)

Movement in cash and cash equivalents
At January 1,		519,965	250,541	337,779
Effect of exchange rate changes and inflation adjustment		(60,208)	(31,114)	(47,219)
Increase (Decrease) in cash and cash equivalents		78,125	300,538	(40,019)

Cash and cash equivalents at December 31, (2)		537,882	519,965	250,541

Non-cash transactions:
Acquisition of PP&E under lease contract agreeements		6,101	21,963	73,828

(1) The working capital is impacted by non-cash movement of $ (18.0) million as of December 31, 2020 ($ (70.0) million and $ (74.5) million as of December 31, 2019 and 2018, respectively) due to the variations in the exchange rates used by subsidiaries with functional currencies different from the US dollar.

(2) It includes restricted cash of $ 54, $ 69 and $ 2,216 as of December 31, 2020, 2019 and 2018, respectively. In addition, the Company had other investments with a maturity of more than three months for $ 813,527, $ 212,271 and $ 44,529 as of December 31, 2020, 2019 and 2018, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

Page 10 of	88

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

Page 11 of	88

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

Notes to the Consolidated Financial Statements

1.    GENERAL INFORMATION
Ternium S.A. (the “Company” or “Ternium”), was incorporated on December 22, 2003 to hold investments in flat and long steel manufacturing and distributing companies. The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of $ 1.00 per share. As of December 31, 2020, there were 2,004,743,442 shares issued. All issued shares are fully paid.

Ternium’s American Depositary Shares (“ADSs”) trade on the New York Stock Exchange under the symbol “TX”.

The Company was initially established as a public limited liability company (société anonyme) under Luxembourg’s 1929 holding company regime. Until termination of such regime on December 31, 2010, holding companies incorporated under the 1929 regime (including the Company) were exempt from Luxembourg corporate and withholding tax over dividends distributed to shareholders.

On January 1, 2011, the Company became an ordinary public limited liability company (société anonyme) and, effective as from that date, the Company is subject to all applicable Luxembourg taxes (including, among others, corporate income tax on its worldwide income) and its dividend distributions will generally be subject to Luxembourg withholding tax. However, dividends received by the Company from subsidiaries in high income tax jurisdictions, as defined under Luxembourg law, will continue to be exempt from corporate income tax in Luxembourg under Luxembourg’s participation exemption.

As part of the Company’s corporate reorganization in connection with the termination of Luxembourg’s 1929 holding company regime, on December 6, 2010, the Company contributed its equity holdings in all its subsidiaries and all its financial assets to its Luxembourg wholly-owned subsidiary Ternium Investments S.à r.l., or Ternium Investments, in exchange for newly issued corporate units of Ternium Investments. As the assets contributed were recorded at their historical carrying amount in accordance with Luxembourg GAAP, the Company’s December 2010 contribution of such assets to Ternium Investments resulted in a non-taxable revaluation of the accounting value of the Company’s assets under Luxembourg GAAP. The amount of the December 2010 revaluation was equal to the difference between the historical carrying amounts of the assets contributed and the value at which such assets were contributed and amounted to $ 4.0 billion. However, for the purpose of these consolidated financial statements, the assets contributed by Ternium to its wholly-owned subsidiary Ternium Investments were recorded based on their historical carrying amounts in accordance with IFRS, with no impact on the financial statements.

Following the completion of the corporate reorganization, and upon its conversion into an ordinary Luxembourg holding company, the Company voluntarily recorded a special reserve exclusively for tax-basis purposes. As of December 31, 2020 and 2019, this special tax reserve amounted in both cases to $ 6.3 billion. The Company expects that, as a result of its corporate reorganization, its current overall tax burden will not increase, as all or substantially all of its dividend income will come from high income tax jurisdictions.

Page 12 of	88

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

2.    BASIS OF PRESENTATION
a)     Basis of presentation
These consolidated financial statements have been prepared in accordance with IFRS (International Financial Reporting Standards) issued and effective or issued and early adopted as at the time of preparing these statements (February 2021), as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union (“EU”). These consolidated financial statements are presented in thousands of United States dollars (“$”), except otherwise indicated.

These Consolidated financial statements fairly present the consolidated equity and consolidated financial situation of Ternium as of December 31, 2020, and the consolidated results of its operations, the Changes in the Consolidated Statement of Comprehensive Income, the Changes in Consolidated Net Equity and the Consolidated Cash Flows of Ternium for the year then ended.

Elimination of all material intercompany transactions and balances between the Company and their respective subsidiaries has been made in consolidation.

These consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets, and financial assets and financial liabilities (including derivative instruments) at fair value through profit or loss.

These consolidated financial statements have been approved for issue by the Board of Directors on February 23, 2021. The Directors have the power to amend and reissue the consolidated financial statements.

Detailed below are the companies whose financial statements have been consolidated and accounted for interest in these consolidated financial statements.

Page 13 of	88

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

2.    BASIS OF PRESENTATION (continued)

Company	Country of Organization	Main activity	Percentage of ownership at December 31,
			2020	2019	2018
Ternium S.A.	Luxembourg	Holding	100.00%	100.00%	100.00%
Ternium Investments S.à.r.l.	Luxembourg	Holding	100.00%	100.00%	100.00%
Ternium Internacional España S.L. (1)	Spain	Holding and marketing of steel products	100.00%	100.00%	100.00%
Ternium USA Inc. (1)	USA	Manufacturing and selling of steel products	100.00%	100.00%	100.00%
Ternium Solutions S.A. (formerly Tericer Trading S.A.) (1)	Uruguay	Other services	100.00%	100.00%	100.00%
Ternium Internationaal B.V. (1)	Netherlands	Marketing of steel products	100.00%	100.00%	100.00%
Ternium Argentina S.A. (2)	Argentina	Manufacturing and selling of flat steel products	62.46%	61.50%	60.94%
Impeco S.A. (3)	Argentina	Manufacturing of pipe products	62.49%	61.54%	60.97%
Prosid Investments S.A. (4)	Uruguay	Holding	62.46%	61.51%	60.94%
Ternium Mexico S.A. de C.V. (5)	Mexico	Manufacturing and selling of steel products	89.21%	88.94%	88.78%
Hylsa S.A. de C.V. (6)	Mexico	Manufacturing and selling of steel products	89.21%	88.94%	88.78%
Las Encinas S.A. de C.V. (6)	Mexico	Exploration, exploitation and pelletizing of iron ore	89.21%	88.94%	88.78%
Ferropak Comercial S.A. de C.V. (6)	Mexico	Scrap services company	89.21%	88.94%	88.78%
Transamerica E. & I. Trading Corp. (6)	USA	Scrap services company	89.21%	88.94%	88.78%
Técnica Industrial S.A. de C.V. (6)	Mexico	Services	89.21%	88.94%	88.78%
Galvacer Chile S.A. (6)	Chile	Distributing company	89.21%	88.94%	88.78%
Ternium Gas México S.A. de C.V. (7)	Mexico	Energy services company	89.21%	88.94%	88.78%
Consorcio Minero Benito Juarez Peña Colorada S.A.de C.V. (8)	Mexico	Exploration, exploitation and pelletizing of iron ore	44.61%	44.47%	44.39%
Peña Colorada Servicios S.A. de C.V. (8)	Mexico	Services	44.61%	44.47%	44.39%
Exiros B.V. (8)	Netherlands	Procurement and trading services	50.00%	50.00%	50.00%
Servicios Integrales Nova de Monterrey S.A. de C.V. (9)	Mexico	Medical and Social Services	66.47%	66.26%	66.14%
Ternium Internacional Nicaragua S.A.	Nicaragua	Manufacturing and selling of steel products	99.38%	99.38%	99.38%
Ternium Internacional Honduras S.A. de C.V.	Honduras	Manufacturing and selling of steel products	99.18%	99.18%	99.18%
Ternium Internacional El Salvador S.A. de C.V.	El Salvador	Manufacturing and selling of steel products	99.92%	99.92%	99.92%
Ternium Internacional Costa Rica S.A.	Costa Rica	Manufacturing and selling of steel products	99.98%	99.98%	99.98%
Ternium Internacional Guatemala S.A. (10)	Guatemala	Manufacturing and selling of steel products	99.98%	99.98%	99.98%
Ternium Colombia S.A.S. (10)	Colombia	Manufacturing and selling of steel products	100.00%	100.00%	100.00%
Ternium del Cauca S.A.S. (10)	Colombia	Manufacturing and selling of steel products	100.00%	100.00%	100.00%
Ternium Siderúrgica de Caldas S.A.S. (10)	Colombia	Manufacturing and selling of steel products	100.00%	100.00%	100.00%
Ternium del Atlántico S.A.S (10)	Colombia	Manufacturing and selling of steel products	100.00%	100.00%	100.00%
Ternium Procurement S.A. (10)	Uruguay	Marketing of steel products and procurement services	100.00%	100.00%	100.00%
Technology & Engineering Services S.A. (10)	Uruguay	Engineering and other services	100.00%	100.00%	100.00%
Tenigal S. de R.L. de C.V. (11)	Mexico	Manufacturing and selling of steel products	51.00%	51.00%	51.00%
Ternium Treasury Services S.A.	Uruguay	Financial Services	100.00%	100.00%	100.00%
Soluciones Integrales de Gestión S.A. (12)	Argentina	Other services	100.00%	100.00%	100.00%

Page 14 of	88

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

2.    BASIS OF PRESENTATION (continued)

Company	Country of Organization	Main activity	Percentage of ownership at December 31,
			2020	2019	2018

Ternium Participaçoes S.A. (12)	Brazil	Holding	100.00%	100.00%	100.00%
Ternium Brasil Ltda. (13)	Brazil	Manufacturing and selling of steel products	100.00%	100.00%	100.00%
Ternium International Inc. (14)	Panama	Marketing of steel products	—	100.00%	100.00%
Ternium Investments Switzerland AG (15)	Switzerland	Holding	—	100.00%	100.00%
Ternium Internacional S.A. (16)	Uruguay	Marketing of steel products	—	100.00%	100.00%
Ternium Staal B.V. (17)	Netherlands	Holding and marketing of steel products	—	100.00%	100.00%
Imsamex Ecuador S.A. (18)	Ecuador	Distributing company	—	—	88.78%
Ternium Solutions A.G. (19)	Switzerland	Other services	—	—	100.00%
Ternium Ingeniería y Servicios de México S.A. de C.V. (20)	Mexico	Engineering and other services	—	—	99.89%
Ternium International USA Corporation (21)	USA	Marketing of steel products	—	—	100.00%
(1) Indirectly through Ternium Investments S.à.r.l. Total voting rights held: 100.00%.
(2) Indirectly through Ternium Internacional España S.L. Total voting rights held 62.46%. Before that, indirectly through Ternium Internacional España S.L. total voting rights was 61.50% in 2019 and 60.94% in 2018.
(3) Indirectly through Ternium Argentina S.A. and Soluciones Integrales de Gestión S.A. Total voting rights held 100.00%.
(4) Indirectly through Ternium Argentina S.A. and Ternium Procurement S.A. Total voting rights held 100.00%.
(5) Indirectly through Ternium Argentina S.A. and Ternium Internacional España S.L. Total voting rights held 100.00%.
(6) Indirectly through Ternium Mexico S.A. de C.V. Total voting rights held: 100.00%.
(7) Indirectly through Ternium Mexico S.A. de C.V. and Tenigal S. de R.L. de C.V. Total voting rights held: 100.00%.
(8) Total voting rights held: 50.00%. The Company recognizes the assets, liabilities, revenue and expenses in relation to its interest in the joint operation.
(9) Indirectly through Ternium Mexico S.A. de C.V. Total voting rights held: 74.50%.
(10) Indirectly through Ternium Internacional España S.L. Total voting rights held: 100.00%.
(11) Indirectly through Ternium Internacional España S.L. Total voting rights held: 51.00%.
(12) Indirectly through Ternium Investments S.à r.l. and Ternium Internacional España S.L. Total voting rights held 100.00%.
(13) Since the second quarter of 2020, indirectly through Ternium Internacional España S.L. Total voting rights held: 100.00%. Before that, indirectly through Ternium Investments S.à r.l.
(14) This company was dissolved as of December 7, 2020.
(15) This company was dissolved as of December 4, 2020.
(16) This company was dissolved as of July 14, 2020.
(17) Merged into Ternium International España S.L. as of May 27, 2020, effective as of January 1, 2020.
(18) This company was dissolved as of December 19, 2019.
(19) This company was dissolved as of July 3, 2019.
(20) This company was dissolved as of March 29, 2019.
(21) Merged with Ternium USA Inc. during the first quarter of 2019.

The most important non-controlling interest is related to the investment in Ternium Argentina S.A.,which is a company listed in the Buenos Aires Stock Exchange (see note 30). All the information related to this investment could be found in the Buenos Aires Stock Exchange webpage.

Page 15 of	88

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

3.    ACCOUNTING POLICIES

The following is a summary of the principal accounting policies followed in the preparation of these Consolidated Financial Statements:

(a)Group accounting

(1) Subsidiary companies and transactions with non-controlling interests
Subsidiaries are all entities over which the Company has control. The Company controls an entity when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are deconsolidated from the date that control ceases.

The Company uses the acquisition method of accounting to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair values of the assets transferred, the liabilities incurred and the equity interests issued by the Company. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at the fair values at the acquisition date. Indemnification assets are recognized at the same time that the Company recognizes the indemnified item and measures them on the same basis as the indemnified item, subject to the need for a valuation allowance for uncollectible amounts. The Company measures the value of a reacquired right recognized as an intangible asset on the basis of the remaining contractual term of the related contract regardless of whether market participants would consider potential contractual renewals in determining its fair value.

On an acquisition-by-acquisition basis, the Company recognizes any non-controlling interest in the acquiree at the non-controlling interest's proportionate share of the acquiree's net assets.

The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the Company's share of the identifiable net assets acquired is recorded as goodwill. If this is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognized directly in the income statement.
The measurement period is the earlier of the date that the acquirer receives the information that it is looking for or cannot obtain the information and one year after the acquisition date. Where the accounting for a business combination is not complete by the end of the reporting period in which the business combination occurred provisional amounts are reported.

The Company treats transactions with non-controlling interests as transactions with equity owners of the Company. For purchases from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

Page 16 of	88

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

3.    ACCOUNTING POLICIES (continued)

When the Company ceases to have control or significant influence, any retained interest in the entity is remeasured to its fair value, with the change in carrying amount recognized in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognized in other comprehensive income are reclassified to profit or loss.

Inter-company transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the group. However, the fact that the functional currency of some subsidiaries is their respective local currency, generates some financial gains (losses) arising from intercompany transactions, that are included in the consolidated income statement under Other financial expenses, net.

(2) Investments in non-consolidated companies

Associated companies are those entities in which Ternium has significant influence, but which it does not control.

Joint arrangements are understood as combinations in which there are contractual agreements by virtue of which two or more companies hold an interest in companies that undertake operations or hold assets in such a way that any financial or operating decision is subject to the unanimous consent of the partners. A joint arrangement is classed as a joint operation if the parties hold rights to its assets and have obligations in respect of its liabilities or as a joint venture if the venturers hold rights only to the investee's net assets.

Investments in non-consolidated companies (associated companies and joint ventures) are accounted for using the equity method of accounting. Under this method, interests in joint ventures and associates are initially recognized in the consolidated statement of financial position at cost and adjusted thereafter to recognize the Company’s share of the post-acquisition profits or losses in the income statement, and its share of post-acquisition changes in reserves recognized in reserves and in other comprehensive income in the income statement. Unrealized gains on transactions among the Company and its non-consolidated companies are eliminated to the extent of the Company’s interest in such non-consolidated companies; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. When the Company’s share of losses in a non-consolidated company equals or exceeds its interest in such non-consolidated company, the Company does not recognize further losses unless it has incurred obligations or made payments on behalf of such non-consolidated company.

The Company’s investment in associates and joint ventures includes notional goodwill identified on acquisition.

The Company determines at each reporting date whether there is any objective evidence that the investment is impaired. If this is the case, the group calculates the amount of impairment as the difference between the recoverable amount of the investment and its carrying value and recognizes the amount within “Equity on earnings (losses) of non-consolidated companies”.

Page 17 of	88

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

3.    ACCOUNTING POLICIES (continued)

(b) Foreign currency translation

(1) Functional and presentation currency
Items included in the financial statements of each of the Company's subsidiaries and associated companies are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). Except for the non-consolidated companies whose functional currencies are their local currencies, Ternium determined that the functional currency of its subsidiaries is the U.S. dollar. Although Ternium is located in Luxembourg, it operates in several countries with different currencies. The $ is the currency that best reflects the economic substance of the underlying events and circumstances relevant to Ternium as a whole.

(2) Subsidiary companies

The results and financial position of all the group entities (except for the ones which operated in a hyperinflationary economy; that have a functional currency different from the presentation currency, are translated into the presentation currency as follows:

(i) assets and liabilities are translated at the closing rate of each statement of financial position;
(ii) income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions); and
(iii) all resulting translation differences are recognized within other comprehensive income.

In the case of a sale or other disposition of any such subsidiary, any accumulated translation differences would be recognized in the income statement as part of the gain or loss on sale.

(3) Transactions in currencies other than the functional currency

Transactions in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the date of the transactions or valuation where items are re-measured.

At the end of each reporting period: (i) monetary items denominated in currencies other than the functional currency are translated using the closing rates, (ii) non-monetary items that are measured in terms of historical cost in a currency other than the functional currency are translated using the exchange rates prevailing at the date of the transactions; and (iii) non-monetary items that are measured at fair value in a currency other than the functional currency are translated using the exchange rates prevailing at the date when the fair value was determined.

Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in currencies other than the functional currency are recorded as gains and losses from foreign exchange and included in "Other financial income (expenses), net" in the consolidated income statement, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges. Translation differences on non-monetary financial assets and liabilities such as equities held at fair value through profit or loss are recognized in profit or loss as part of the "fair value gain or loss," while translation differences on non-monetary financial assets such as equities classified as fair value through other comprehensive income are included in other gains/(losses).

Page 18 of	88

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

3.    ACCOUNTING POLICIES (continued)

(c) Financial instruments

Non derivative financial instruments

Non derivative financial instruments comprise investments in equity and debt securities, trade and other receivables, cash and cash equivalents, loans and borrowings, and trade and other payables.

Tthe Company classifies its financial instruments in the following measurement categories:

– Amortized cost: instruments that are held for collection or repayment of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. Interest income and expenses from these financial instruments are included in finance income or expense using the effective interest rate method. Any gain or loss arising on derecognition is recognized directly in profit or loss and presented in finance income or expense, together with foreign exchange gains and losses. Impairment losses are presented as separate line items in the statement of profit or loss.

– Fair value through other comprehensive income (“FVOCI”): financial assets that are held for collection of contractual cash flows and for selling the financial assets, where the assets’ cash flows represent solely payments of principal and interest, are measured at FVOCI. Movements in the carrying amount are taken through OCI, except for the recognition of impairment gains or losses, interest revenue and foreign exchange gains and losses which are recognized in profit or loss. When the financial asset is derecognized, the cumulative gain or loss previously recognized in OCI is reclassified from equity to profit or loss and recognized in other gains/(losses). Interest income from these financial assets is included in finance income using the effective interest rate method. Foreign exchange gains and losses are presented in other gains/(losses) and impairment expenses are presented as separate line item in the statement of profit or loss.

– Fair value through profit or loss (“FVPL”): financial instruments that do not meet the criteria for amortized cost or FVOCI are measured at FVPL. A gain or loss on a debt investment that is subsequently measured at FVPL is recognized in profit or loss and presented net within other gains/(losses) in the period in which it arises.

The classification depends on the Company’s business model for managing the financial instruments and the contractual terms of the cash flows.

For financial instruments measured at fair value, gains and losses will either be recorded in profit or loss or OCI. For investments in equity instruments that are not held for trading, this will depend on whether the group has made an irrevocable election at the time of initial recognition to account for the equity investment at FVOCI.

At initial recognition, the Company measures a financial instrument at its fair value plus, in the case of a financial instrument not at FVPL, transaction costs that are directly attributable to the acquisition of the financial instrument. Transaction costs of financial instruments carried at FVPL are expensed in profit or loss. Subsequent measurement of debt instruments depends on the Company’s business model for managing the asset and the cash flow characteristics of the asset.

Page 19 of	88

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

3.    ACCOUNTING POLICIES (continued)

The classification depended on the nature and purpose of the financial assets and was determined at the time of initial recognition.

Financial assets and liabilities were recognized and derecognized on the settlement date.

Financial assets were initially measured at fair value, net of transaction costs, except for those financial assets classified as financial assets at fair value through profit or loss.

Financial liabilities, including borrowings, were initially measured at fair value, net of transaction costs and subsequently measured at amortized cost using the effective interest method, with interest expense recognized on an effective yield basis.

Impairment of financial assets

The Company assesses on a forward-looking basis the expected credit losses associated with its debt instruments carried at amortized cost and FVOCI. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

For trade receivables, the Company applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognized from initial recognition of the receivables, see note 3 (i) for further details.

For loans and receivables category and for held-to-maturity investments, the amount of the loss was measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate. The carrying amount of the asset was reduced and the amount of the loss was recognized in the consolidated income statement.

If, in a subsequent period, the amount of the impairment loss decreased and the decrease could be related objectively to an event occurring after the impairment was recognized, the reversal of the previously recognized impairment loss was recognized in the consolidated income statement.

Derivative financial instruments

Information about accounting for derivative financial instruments and hedging activities is included in Note 28 "Financial Risk management" and Note 3 (y).

Page 20 of	88

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

3.    ACCOUNTING POLICIES (continued)

(d) Property, plant and equipment

(1) Property, plant and equipment

Land and buildings comprise mainly factories and offices. All property, plant and equipment are recognized at historical acquisition or construction cost less accumulated depreciation and accumulated impairment (if applicable), except for land, which is carried at acquisition cost less accumulated impairment (if applicable). There are no material residual values for property, plant and equipment items.

Major overhaul and rebuilding expenditures are recognized as a separate asset when future economic benefits are expected from the item, and the cost can be measured reliably.

Ordinary maintenance expenses on manufacturing properties are recorded as cost of products sold in the period in which they are incurred.

Where a tangible fixed asset comprises major components having different useful lives, these components are accounted for as separate items. Spare parts are included in property, plant and equipment.

Depreciation method is reviewed at each year end. Depreciation is calculated using the straight-line method to amortize the cost of each asset to its residual value over its estimated useful life as follows:

Land	No depreciation
Buildings and improvements	10-50 years
Production equipment	5-40 years
Vehicles, furniture and fixtures and other equipment	3-20 years

Property, plant and equipment used in mining activities are depreciated over its useful life or over the remaining life of the mine if shorter and there is no alternative use possible.

The assets' useful lives are reviewed, and adjusted if appropriate, at each year end. The re-estimation of assets useful lives by the Company did not materially affect depreciation charges in 2020, 2019 and 2018.

Gains and losses on disposals are determined by comparing the proceeds with the corresponding carrying amounts and are included in the income statement.

If the carrying amount of an asset were greater than its estimated recoverable amount, it would be written down to its recoverable amount (see Note 3 (f) "Impairment").

Amortization charges are included in cost of sales, selling, general and administrative expenses.

Page 21 of	88

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

3.    ACCOUNTING POLICIES (continued)

(2) Right-of-use assets

The Company is a party to lease contracts for:
- Land
- Plants and equipment for the production of industrial gases and other production materials.
- Transportation and maintenance equipment.
- Warehouses and office spaces.

These leases are recognized, measured and presented in accordance to IFRS 16 “Leases”, following the guidelines described below.

Accounting by the lessee

The Company recognizes a right-of-use asset and a lease liability at the commencement date of each lease contract that grants the right to control the use of an identified asset during a period of time. The commencement date is the date in which the lessor makes an underlying asset available for use by the lessee.

The Company applied exemptions for leases with a duration lower than 12 months, with a value lower than thirty thousand dollars and/or with clauses related to variable payments. These leases have been considered as short-term leases and, accordingly, no right-of-use asset or lease liability have been recognized.

At initial recognition, the right-of-use asset is measured considering:
- The value of the initial measurement of the lease liability;
- Any lease payments made at or before the commencement date, less any lease incentives; and
- Any initial direct costs incurred by the lessee.

After initial recognition, the right-of-use assets are measured at cost, less any accumulated depreciation and/or impairment losses, and adjusted for any re-measurement of the lease liability.

Depreciation of the right-of-use asset is calculated using the straight-line method over the estimated duration of the lease contract, as follows:

Buildings and facilities 1-29 years
Machinery 1-12 years

If the lease transfers ownership of the underlying asset to the Company by the end of the lease term, or if the cost of the right-of-use asset reflects that the Company will exercise a purchase option, the Company depreciates the right-of-use asset from the commencement date to the end of the useful life of the underlying asset. Otherwise, the Company depreciates the right-of-use asset from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term.

Accounting by the lessor

When the Company is acting as a lessor, each of its leases is classified as either operating or finance lease:
– Leases where a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases.
– Leases where all substantial risks and rewards of ownership are transferred by the lessor to the lessee are classified as finance leases.

Page 22 of	88

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

3.    ACCOUNTING POLICIES (continued)

(e) Intangible assets

(1) Information system projects

Generally, costs associated with developing or maintaining computer software programs are recognized as an expense as incurred. However, costs directly related to the acquisition and implementation of information systems are recognized as intangible assets if they have a probable economic benefit exceeding the cost beyond one year and comply with the recognition criteria of IAS 38.

Information system projects recognized as assets are amortized using the straight-line method over their useful lives, not exceeding a period of 3 years. Amortization charges are included in cost of sales, selling, general and administrative expenses.

(2) Mining assets

Mining assets include:
(a) Mining licenses acquired;
(b) Capitalized exploration and evaluation costs, reclassified from exploration and evaluation costs (see note 3 (e) 3); and
(c) Capitalized developmental stripping costs (see note 3 (u)).

Mining licenses were recognized as separate intangible assets upon the acquisition of the investment in Mexico and comprise the right to exploit the mines and are recognized at its fair value at acquisition date less accumulated amortization.

These mining concessions were granted for a 50-year period; following the expiration of the initial concession term, the concessions are renewable for an additional 50-year term in accordance with, and subject to the procedures set forth in, applicable Mexican mining law.

Amortization charge is calculated by using the unit-of-production method, on the basis of actual mineral extracted in each period compared to the estimated mineral reserves, and is included in cost of sales. Any change in the estimation of reserves is accounted for prospectively. The resulting amortization rate for the years ended December 31, 2020, 2019 and 2018, is approximately 4%, 5% and 8% per year, respectively.

Page 23 of	88

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

3.    ACCOUNTING POLICIES (continued)

(3) Exploration and evaluation costs

Exploration and evaluation activities involve the search for iron ore resources, the determination of technical feasibility and the assessment of commercial viability of an identified resource.

Exploration and evaluation costs are measured at cost. Costs directly associated with exploration and evaluation activities are capitalized as intangible assets until the determination of reserves is evaluated. The costs associated to the acquisition of machinery and equipment are recognized as property, plant and equipment. If it is determined that commercial discovery has been achieved, costs incurred are reclassified into Mining assets and amortization starts once production begins.

Exploration costs are tested for impairment annually or whenever there are indicators that impairment exists. Indicators of impairment include, but are not limited to:
• Rights to explore in an area have expired or will expire in the near future without renewal;
• No further exploration and evaluation is planned or budgeted;
• A decision to discontinue exploration and evaluation in an area because of the absence of commercial reserves; and
• Sufficient data exists to indicate that the book value will not be fully recovered from future development and production.

When analyzing the existence of impairment indicators, the exploration and evaluation areas from the mining cash-generating units will be evaluated.

(4) Goodwill

Goodwill represents the excess of the acquisition cost over the fair value of Ternium's participation in acquired companies' net assets at the acquisition date. Under IFRS 3, goodwill is considered to have an indefinite life and not amortized, but is subject to annual impairment testing.

Goodwill is allocated to Cash-generating units ("CGU") for the purpose of impairment testing. The allocation is made to those cash-generating units expected to benefit from the business combination which generated the goodwill being tested. The impairment losses on goodwill cannot be reversed.

As of December 31, 2020 and 2019, the carrying amount of goodwill allocated to the Mexico CGUs was $ 662.3 million, of which $ 619.8 million corresponds to steel operations and $ 42.5 million to mining operations.

(5) Research and development

Research expenditures are recognized as expenses as incurred. Development costs are recorded as cost of sales in the income statement as incurred because they do not fulfill the criteria for capitalization. Research and development expenditures for the years ended December 31, 2020, 2019 and 2018 totaled $ 8.3 million, $ 10.0 million and $ 8.9 million, respectively.

Page 24 of	88

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

3.    ACCOUNTING POLICIES (continued)

(6) Customer relationships acquired in a business combination

In accordance with IFRS 3 and IAS 38, Ternium has recognized the value of customer relationships separately from goodwill in connection with the acquisitions of Grupo Imsa and Ternium Colombia S.A.S. These customer relationships were amortized using the straight-line method over a useful life of approximately 10 years. As of December 31, 2018, these assets were fully amortized.

In accordance with IFRS 3 and IAS 38, Ternium has recognized the value of customer relationships in connection with the acquisition of Ternium Staal B.V. as of September 7, 2017. The value of the slab commitment agreement by which Ternium Investments S.à r.l. is entitled to invoice, under certain conditions, the price difference between slabs and hot rolled coils will be amortized using the units of slabs sold method.

(7) Trademarks acquired in a business combination

In accordance with IFRS 3 and IAS 38, Ternium has recognized the value of trademarks separately from goodwill in connection with the acquisitions of Grupo Imsa and Ternium Colombia S.A.S. As of December 31, 2018, these assets were fully amortized.

Trademarks are amortized using the straight-line method over a useful life of between 5 to 10 years.

(f) Impairment

Assets that have an indefinite useful life (including goodwill) are not subject to amortization and are tested annually for impairment or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Assets that are subject to amortization and investments in affiliates are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less cost to sell and the value in use.

To carry out these tests, assets are grouped at the lowest levels for which there are separately identifiable cash flows (each, a CGU). When evaluating long-lived assets for potential impairment, the Company estimates the recoverable amount based on the value in use of the corresponding CGU. The value in use of each CGU is determined on the basis of the present value of net future cash flows which will be generated by the assets tested.

Determining the present value of future cash flows involves highly sensitive estimates and assumptions specific to the nature of each CGU's activities, including estimates and assumptions relating to amount and timing of projected future cash flows, expected changes in market prices, expected changes in the demand of Ternium products and services, selected discount rate and selected tax rate.

Ternium uses, for the steel segment impairment tests, cash flow projections for the next five years based on past performance and expectations of market development; thereafter, it uses a perpetuity rate. For the mining segment impairment tests, Ternium uses cash flow projections for the whole lives of the mines based on past performance and expectations of market development. Application of the discounted cash flow (DCF) method to determine the value in use of a CGU begins with a forecast of all expected future net cash flows. Variables considered in forecasts include the gross domestic product (GDP) growth rates of the country under study and their correlation with steel demand, level of steel prices and estimated raw material costs as observed in industry reports.

Page 25 of	88

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

3.    ACCOUNTING POLICIES (continued)

Cash flows are discounted at rates that reflect specific country and currency risks associated with the cash flow projections. The discount rates used are based on the weighted average cost of capital (WACC), which is considered to be a good indicator of cost of capital. As of December 31, 2020 the discount rate used to test goodwill allocated to the Steel and Mining Mexico CGUs for impairment was 8.87% (as of December 31, 2019, 9.80%).

As a result of the above factors, actual cash flows and values could vary significantly from the forecasted future cash flows and related values derived using discounting techniques. Based on the information currently available, however, Ternium believes that it is not reasonably possible that the variation would cause the carrying amount to exceed the recoverable amount of the CGUs.

Considering the economic situation in Argentina, the increase in the inflation rates, the devaluation of the Argentine peso and a weaker industrial environment as of June 30, 2020, the Company decided to assess the recoverability of its investments in Argentina, resulting in no impairment charges to be recognized. As of June 30, 2020, the discount rate used to test the investment in Argentine subsidiaries for impairment was 14.3% (14.3% as of December 31, 2019). Also, considering the economic situation in Brazil as of June 30, 2020, the Company decided to assess the recoverability of its investments in Brazil, resulting in no impairment charges to be recognized. As of June 30, 2020, the discount rate used to test the investment in the Brazilian subsidiary for impairment was 10.3%. As of December 31, 2020, no new impairment triggers were detected in these CGUs and, consequently, no impairment tests were prepared.

During the years 2020, 2019 and 2018, no impairment provisions were recorded in connection with assets that have an indefinite useful life (including goodwill).

(g) Other investments

Other investments consist primarily of investments in financial debt instruments and equity investments where the Company holds a minor equity interest and does not exert significant influence.

All purchases and sales of investments are recognized on the settlement date, which is not significantly different from the trade date, which is the date that Ternium commits to purchase or sell the investment.

Income from financial instruments at fair value through profit or loss is recognized in Other financial income (expenses), net in the consolidated income statement. The fair value of quoted investments is based on current bid prices. If the market for a financial investment is not active or the securities are not listed, the Company estimates the fair value by using standard valuation techniques. Dividends from investments in equity instruments are recognized in the income statement when the Company's right to receive payments is established.

Certain fixed income financial instruments purchased by the Company have been categorized as at fair value through other comprehensive income. The results of these financial investments are recognized in Finance Income in the Consolidated Income Statement using the effective interest method. Unrealized gains and losses other than impairment and foreign exchange results are recognized in Other comprehensive income. On maturity or disposal, net gain and losses previously deferred in Other comprehensive income are recognized in Finance Income in the Consolidated Income Statement.

Page 26 of	88

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

3.    ACCOUNTING POLICIES (continued)

(h) Inventories

Inventories are stated at the lower of cost (calculated using the first-in-first-out "FIFO" method) or net realizable value. The cost of finished goods and goods in process comprises raw materials, direct labor, depreciation, other direct costs and related production overhead costs. It excludes borrowing costs. Goods acquired in transit at year end are valued at supplier's invoice cost.

The cost of iron ore produced in our mines comprises all direct costs necessary to extract and convert stockpiled inventories into raw materials, including production stripping costs, depreciation of fixed assets related to the mining activity and amortization of mining assets for those mines under production.

The Company assesses the recoverability of its inventories considering their selling prices, if the inventories are damaged, or if they have become wholly or partially obsolete (see note 3 (bb) (4)).

(i) Trade receivables and other receivables

Trade and other receivables are recognized initially at fair value, generally the original invoice amount. The Company applies the IFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for all trade receivables. To measure the expected credit losses, trade receivables are grouped based on shared credit risk characteristics and the days past due. The Company keeps an allowance for trade receivables, recorded in an asset account to offset the trade receivables in an amount estimated sufficient to cover the losses resulting from the impossibility for the debtors to cancel the amounts owed. This allowance for trade receivables is recorded with a charge to selling expenses.

(j) Cash and cash equivalents

Cash and cash equivalents and highly liquid short-term securities are carried at fair market value or at a historical cost which approximates fair market value.

For purposes of the cash flow statement, cash and cash equivalents comprise cash, bank current accounts and short-term highly liquid investments (original maturity of three months or less at date of acquisition) and overdrafts.

In the consolidated statement of financial position, bank overdrafts are included in borrowings within current liabilities.

(k) Non-current assets (disposal groups) classified as held for sale

Non-current assets (disposal groups) are classified as assets held for sale, complying with the recognition criteria of IFRS 5, and stated at the lower of carrying amount and fair value less cost to sell if their carrying amount is recovered principally through a sale transaction rather than through continuing use.

The carrying value of non-current assets classified as held for sale, at December 31, 2020 and 2019 totals $ 5.0 million and $ 2.1 million, respectively, which corresponds principally to land and other real estate items. Sale is expected to be completed within a one-year period.

Page 27 of	88

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

3.    ACCOUNTING POLICIES (continued)

(l) Borrowings
Borrowings are recognized initially for an amount equal to the net proceeds received. In subsequent periods, borrowings are stated at amortized cost following the effective interest method.

(m) Lease liabilities

The lease liability is initially measured at the present value of the lease payments that are not paid at such date, including the following concepts:
–Fixed payments, less any lease incentives receivable;
–Variable lease payments that depend on an index or rate, initially measured using the index or rate as of the commencement date;
–Amounts expected to be payable by the lessee under residual value guarantees;
–The exercise price of a purchase option if the lessee is reasonably certain to exercise that option; and
–Payments of penalties for terminating the lease, if the lease term reflects the lessee exercising an option to terminate the lease.

Variable lease liabilities with payments dependent on external factors, such as minimum volumes sold or used, are not included in the initial measurement of the lease liabilities and such payments are recognized directly in profit and loss.

Lease payments are discounted using incremental borrowing rates for the location and currency of each lease contract or, if available, the rate implicit in the lease contract.

The finance cost is charged to profit or loss over the lease period to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

The lease term determined by the Company comprises:
– Non-cancelable period of lease contracts;
– Periods covered by an option to extend the lease if the lessee is reasonably certain to exercise that option; and
– Periods covered by an option to terminate the lease if the lessee is reasonably certain not to exercise that option.

After the commencement date, the Company measures the lease liability by:
– Increasing the carrying amount to reflect interest on the lease liability;
– Reducing the carrying amount to reflect lease payments made; and
– Re-measuring the carrying amount to reflect any reassessment or lease modifications.

(n) Income taxes - current and deferred

The current income tax charge is calculated on the basis of the tax laws in force in the countries in which Ternium and its subsidiaries operate. Management evaluates positions taken in tax returns with respect to situations in which applicable tax regulation could be subject to interpretation. A liability is recorded for tax benefits that were taken in the applicable tax return but have not been recognized for financial reporting.

Page 28 of	88

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

3.    ACCOUNTING POLICIES (continued)

Deferred income taxes are calculated using the liability method on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting, nor taxable profit or loss. The principal temporary differences arise on fixed assets, intangible assets, inventories valuation and provisions for pensions. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantially enacted at year end. Under IFRS, deferred income tax assets (liabilities) are classified as non-current assets (liabilities).

Deferred tax assets are recognized to the extent it is probable that future taxable income will be available to offset temporary differences.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associated companies, except where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets and liabilities are re-estimated if tax rates change. These amounts are charged or credited to the consolidated income statement or to the item “Other comprehensive income for the year” in the consolidated statement of comprehensive income, depending on the account to which the original amount was charged or credited.

(o) Employee liabilities

(1)Post-employment obligations
The Company has defined benefit and defined contribution plans. A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

The liability recognized in the statement of financial position in respect of defined benefit pension plans is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets. The defined benefit obligation is calculated annually (at year end) by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension obligation. In countries where there is no deep market in such bonds, the market rates on government bonds are used.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity in other comprehensive income in the period in which they arise. Past-service costs are recognized immediately in income.

For defined benefit plans, net defined benefit liabilities/asset is calculated based on the surplus or deficit derived by the difference between the defined benefit obligations less plan assets.

Page 29 of	88

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

3.    ACCOUNTING POLICIES (continued)

For defined contribution plans, the Company pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Company has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expense when they are due. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available.

Mexico

Ternium Mexico has defined benefit and defined contribution plans.

The valuation of the liabilities for the defined benefit employee retirement plans (pensions and seniority premiums) covers all employees and is based primarily on their years of service, their present age and their remuneration at the date of retirement. The cost of the employee retirement plans (pension, health-care expenses and seniority premiums) is recognized as an expense in the year in which services are rendered in accordance with actuarial studies made by independent actuaries. The formal retirement plans are congruent with and complementary to the retirement benefits established by the Mexican Institute of Social Security. Additionally, the Company has established a plan to cover health-care expenses of retired employees. The Company has established a commitment for the payment of pensions and seniority premiums, as well as for health-care expenses.

The defined contribution plans provide a benefit equivalent to the capital accumulated with the company's contributions, which are provided as a match of employees' contributions to the plan. The plan provides vested rights according to the years of service and the cause of retirement.

Argentina

Ternium Argentina implemented an unfunded defined benefit employee retirement plan for certain senior officers. The plan is designed to provide certain benefits to those officers (additional to those contemplated under applicable Argentine labor laws) in case of termination of the employment relationship due to certain specified events, including retirement. This unfunded plan provides defined benefits based on years of service and final average salary.

(2)Termination benefits

Termination benefits are payable when employment is terminated before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Company recognizes termination benefits when it is demonstrably committed to either: (i) terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal or (ii) providing termination benefits as a result of an offer made to encourage voluntary redundancy.

(3)Other compensation obligations
Employee entitlements to annual leave and long-service leave are accrued as earned.

Page 30 of	88

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

3.    ACCOUNTING POLICIES (continued)

During 2007, Ternium launched an incentive retention program (the "Program") applicable to certain senior officers and employees of the Company, who will be granted a number of Units throughout the duration of the Program. The value of each of these Units is based on Ternium's shareholders' equity (excluding non-controlling interest). Also, the beneficiaries of the Program are entitled to receive cash amounts based on (i) the amount of dividend payments made by Ternium to its shareholders, and (ii) the number of Units held by each beneficiary to the Program. Units vest ratably over a period of four years and will be redeemed by the Company ten years after grant date, with the option of an early redemption at seven years after grant date. From 2018 units were vest ratably over the same period and will be mandatorily redeemed by the Company seven years after grant date. As the cash payment of the benefit is tied to the book value of the shares, and not to their market value, Ternium valued this long-term incentive program as a long term benefit plan as classified in IAS 19.

As of December 31, 2020 and 2019, the outstanding liability corresponding to the Program amounts to $ 43.4 million and $ 36.2 million, respectively. The total value of the units granted to date under the program, considering the number of units and the book value per share as of December 31, 2020 and 2019, is $ 43.3 million and $ 36.0 million, respectively.

Under Mexican law, Ternium's subsidiaries are required to pay their employees an annual benefit which is determined as a percentage of taxable profit for the year.

(4) Social security contributions

Social security laws in force in the countries in which the Company operates provide for pension benefits to be paid to retired employees from government pension plans and/or private fund managed plans to which employees may elect to contribute. As stipulated by the respective laws, Ternium Argentina and Ternium Mexico make monthly contributions calculated based on each employee's salary to fund such plans. The related amounts are expensed as incurred. No additional liabilities exist once the contributions are paid.

(p) Provisions
Ternium has certain contingencies with respect to existing or potential claims, lawsuits and other proceedings. Unless otherwise specified, Ternium accrues a provision for a present legal or constructive obligation as a result of a past event, when it is probable that future cost could be incurred and that cost can be reasonably estimated. Generally, accruals are based on developments to date, Ternium's estimates of the outcomes of these matters and the advice of Ternium's legal advisors.

(q) Trade payables

Trade payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

Page 31 of	88

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

3.    ACCOUNTING POLICIES (continued)

(r) Revenue recognition and other income
Revenue is recognized at a point of time from sales to direct customers upon the satisfaction of performance obligations, which occurs when control of the goods transfers to the customer and the customer obtains the benefits from the goods, the potential cash flows and the transaction price can be measured reliably, and it is probable that the Company will collect the consideration in connection with the exchange of the goods. The control over the goods is obtained by the customer depending on when the goods are made available to the shipper or the customer takes possession of the goods, depending on the delivery terms. The Company considers that it has completed its performance obligations when the goods are delivered to its customers or to a shipper who will transport the goods to its customers. The revenue recognized by the Company is measured at the transaction price of the consideration received or receivable to which the Company is entitled to, reduced by estimated returns and other customer credits, such as discounts and volume rebates, based on the expected value to be realized and after eliminating sales within the group.

Interest income is recognized on an effective yield basis.

(s) Borrowing Costs
General and specific borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalized during the period of time that is required to complete and prepare the asset for its intended use or sale. Qualifying assets are assets that necessarily take a substantial period of time to get ready for their intended use or sale.

Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization.

Other borrowing costs are expensed in the period in which they are incurred.

The amount of borrowing costs that Ternium capitalized during a period will not exceed the amount of borrowing costs incurred during that period. At December 31, 2020, 2019 and 2018, the capitalized borrowing costs were of $ 13.1 million, $ 16.1 million and $ 7.4 million, respectively.

(t) Cost of sales, selling, general and administrative expenses
Cost of sales and expenses are recognized in the income statement on the accrual basis of accounting.

Commissions, freight and other selling expenses, including shipping and handling costs, are recorded in Selling, general and administrative expenses in the Consolidated Income Statement.

(u) Stripping costs

Stripping costs are the costs associated with the removal of overburden and other waste materials and can be incurred before the mining production commences (“development stripping”) or during the production stage (“production stripping”).

Page 32 of	88

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

3.    ACCOUNTING POLICIES (continued)

Development stripping costs that contribute to the future economic benefits of mining operations are capitalized as intangible assets (Mining assets). Production stripping costs which are part of on-going activities are included in the cost of the inventory produced (that is extracted) at each mine during the period in which they are incurred.

Capitalization of development stripping costs finishes when the commercial production of the mine commences. At that time, all development stripping costs are presented within Mining assets and depreciated on a unit-of-production basis. It is considered that commercial production begins when the production stage of mining operations begins and continues throughout the life of a mine.

(v) Mining development costs

Mining development costs are the costs associated to the activities related to the establishment of access to the mineral reserve and other preparations for commercial production. These activities often continue during production.
Development expenditures are capitalized and classified as Work in progress. On completion of development, all assets included in Work in progress are individually reclassified to the appropriate category of property, plant and equipment and depreciated accordingly.

(w) Asset retirement obligations

Ternium records asset retirement obligations (“ARO”) initially at the fair value of the legal or constructive obligation in the period in which it is incurred and capitalizes the ARO by increasing the carrying amount of property, plant and equipment. The fair value of the obligation is determined as the discounted value of the expected future cash flows and is included in Provisions. The liability is accreted to its present value through net financing cost and the capitalized cost is depreciated based in the unit of production method.

(x) Earnings per share

Earnings per share are calculated by dividing the net income attributable to shareholders by the daily weighted average number of ordinary shares issued during the year, excluding the average number of shares of the parent Company held by the Group. There are no dilutive securities for the periods presented.

(y) Derivative financial instruments and hedging activities

Ternium designates certain derivatives as hedges of a particular risk associated with a recognized asset or liability or a highly probable forecast transaction. These transactions are classified as cash flow hedges (mainly interest rate swaps, collars, currency forward contracts on highly probable forecast transactions and commodities contracts). The effective portion of the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in OCI. Amounts accumulated in OCI are recognized in the income statement in the same period as any offsetting losses and gains on the hedged item. The gain or loss relating to the ineffective portion is recognized immediately in the income statement. The fair value of Ternium derivative financial instruments (asset or liability) continues to be reflected in the statement of financial position.

Page 33 of	88

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

3.    ACCOUNTING POLICIES (continued)

For transactions designated and qualifying for hedge accounting, Ternium documents the relationship between hedging instruments and hedging items, as well as its risk management objectives and strategy for undertaking various hedge transactions. At December 31, 2020 and 2019, the effective portion of designated cash flow hedges (net of taxes) amounted to $ (0.2) million and $ (0.1) million, respectively, and were included under "changes in the fair value of derivatives classified as cash flow hedges" line item in the statement of comprehensive income (see Note 26 (a)).

More information about accounting for derivative financial instruments and hedging activities is included in Note 28 "Financial risk management".

(z) Treasury shares

Acquisitions of treasury shares are recorded at acquisition cost, deducted from equity until disposal. The gains and losses on disposal of treasury shares are recognized under "Reserves" in the consolidated statement of financial position.

(aa) Cash flow

The consolidated statements of cash flows have been prepared using the indirect method and contain the use of the following expressions and their respective meanings:

a) Operating activities: activities that constitute ordinary Group revenues, as well as other activities that cannot be qualified as investing or financing.
b) Investing activities: acquisition, sale or disposal by other means of assets in the long-term and other investments not included in cash and cash equivalents.
c) Financing activities: activities that generate changes in the size and composition of net equity and liabilities that do not form part of operating activities.

(bb) Critical Accounting Estimates

The preparation of financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosure of contingent assets and liabilities. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Management makes estimates and assumptions concerning the future. Actual results may differ significantly from these estimates under different assumptions or conditions.

The principal estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.

(1) Goodwill impairment test

Assessment of the recoverability of the carrying value of goodwill requires significant judgment. Management evaluates goodwill allocated to the operating units for impairment on an annual basis or whenever there is an impairment indicator.

Page 34 of	88

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

3.    ACCOUNTING POLICIES (continued)

Goodwill is tested at the level of the CGUs. Impairment testing of the CGUs is carried out and the value in use determined in accordance with the accounting policy stated in Note 3(f). The discount rates used for these tests are based on Ternium's weighted average cost of capital adjusted for specific country and currency risks associated with the cash flow projections. The discount rate used at December 31, 2020 was 8.87% and no impairment charge resulted from the impairment test performed. See notes 3(f) and 3(e)(4).

(2) Income taxes

Management calculates current and deferred income taxes according to the tax laws applicable to each subsidiary in the countries in which such subsidiaries operate. However, due to uncertain tax positions, certain adjustments necessary to determine the income tax provision are finalized only after the balance sheet is issued. In cases in which the final tax outcome is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

Also, when assessing the recoverability of tax assets, management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies.

(3) Loss contingencies

Ternium is subject to various claims, lawsuits and other legal proceedings that arise in the ordinary course of business, including customer claims in which a third party is seeking reimbursement or indemnity. The Company's liability with respect to such claims, uncertain tax positions, lawsuits and other legal proceedings cannot be estimated with certainty. Periodically, management reviews the status of each significant matter and assesses potential financial exposure. If the potential loss from the claim or proceeding is considered probable and the amount can be reasonably estimated, a liability is recorded. Management estimates the amount of such liability based on the information available and the assumptions and methods it has concluded are appropriate, in accordance with the provisions of IFRS. Accruals for such contingencies reflect a reasonable estimate of the losses to be incurred based on information available, including the relevant litigation or settlement strategy, as of the date of preparation of these financial statements. As additional information becomes available, management will reassess its evaluation of the pending claims, lawsuits and other proceedings and revise its estimates. The loss contingencies provision amounts to $ 80.6 million and $ 613.4 million as of December 31, 2020 and 2019, respectively.

(4) Allowance for obsolescence of supplies and spare parts and slow-moving inventory
Management assesses the recoverability of its inventories considering their selling prices or whether they are damaged or have become wholly or partly obsolete.

Net realizable value is the estimated selling price in the ordinary course of business, less the costs of completion and selling expenses.

The Company establishes an allowance for obsolete or slow-moving inventory in connection with finished goods and goods in process. The allowance for slow-moving inventory is recognized for finished goods and goods in process based on management's analysis of their aging. In connection with supplies and spare parts, the calculation is based on management's analysis of their aging, the capacity of such materials to be used based on their levels of preservation and maintenance, and their potential obsolescence due to technological change.

Page 35 of	88

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

3.    ACCOUNTING POLICIES (continued)

As of December 31, 2020 and 2019, the Company recorded no allowance for net realizable value and $ 58.6 million and $ 62.2 million, respectively, as allowance for obsolescence.

(5) Useful Lives and Impairment of Property, Plant and Equipment and Other Long-lived Assets

In determining useful lives, management considered, among others, the following factors: age, operating condition and level of usage and maintenance. Management conducted visual inspections for the purpose of (i) determining whether the current conditions of such assets are consistent with normal conditions of assets of similar age; (ii) confirming that the operating conditions and levels of usage of such assets are adequate and consistent with their design; (iii) establishing obsolescence levels and (iv) estimating life expectancy, all of which were used in determining useful lives. Management believes, however, that it is possible that the periods of economic utilization of property, plant and equipment may be different than the useful lives so determined. Furthermore, management believes that this accounting policy involves a critical accounting estimate because it is subject to change from period to period as a result of variations in economic conditions and business performance.

When assessing whether an impairment indicator may exist, the Company evaluates both internal and external sources of information, such as the following:

• whether significant changes with an adverse effect on the entity have taken place during the period, or will take place in the near future, in the technological, market, economic or legal environment in which the entity operates or in the market to which an asset is dedicated;
• whether market interest rates or other market rates of return on investments have increased during the period, and those increases are likely to affect the discount rate used in calculating an asset's value in use and decrease the asset's recoverable amount materially;
• whether the carrying amount of the net assets of the entity is more than its market capitalization;
• whether evidence is available of obsolescence or physical damage of an asset.
• whether significant changes with an adverse effect on the entity have taken place during the period, or are expected to take place in the near future, in the extent to which, or manner in which, an asset is used or is expected to be used. These changes include the asset becoming idle, plans to discontinue or restructure the operation to which an asset belongs, plans to dispose of an asset before the previously expected date, and reassessing the useful life of an asset as finite rather than indefinite; and
• whether evidence is available from internal reporting that indicates that the economic performance of an asset is, or will be, worse than expected.

Considering the economic situation in Argentina as of December 31, 2019, and as of June 30, 2020, the Company tested the recoverability of its investment in Ternium Argentina as of such dates, resulting in no impairment charges to be recognized. As of December 31, 2020, no new impairment triggers were detected and, consequently, no impairment test was prepared.

The Company also tested the recoverability of its investments in the rest of the subsidiaries as of June 30, 2020, due to the pandemic, resulting in no impairment charges to be recognized. Considering that no new impairment indicators were identified in the rest of subsidiaries as of December 31, 2020, the Company additionally tested the value of the goodwill for impairment, resulting in no impairment charges to be recognized.

Page 36 of	88

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

3.    ACCOUNTING POLICIES (continued)

(6) Mining reserve estimates

Reserves are estimates of the amount of product that can be economically and legally extracted from the Company’s mining concessions. In order to estimate reserves, a range of geological, technical and economic factors is required to be considered. Estimating the quantity and/or grade of reserves requires complex and difficult geological judgments to interpret the data. Because the economic assumptions used to estimate reserves change from period to period, and because additional geological data is generated during the course of operations, estimates of reserves may change from period to period.

Changes in reported reserves may affect the Company’s financial results and financial position, including the following:
• Asset carrying amounts may be affected due to changes in estimated future cash flows.
• Depreciation and amortization charges may change where such charges are determined by the units of production basis, or where the useful economic lives of assets change.
• Stripping costs recognized in Mining assets or charged to results may change due to changes in stripping ratios or the units of production basis of depreciation.
• Asset retirement obligations may change where changes in estimated reserves affect expectations about the timing or cost of these activities.

(7) Post-employment obligation estimates

The Company estimates at each year-end the provision necessary to meet its post-employment obligations in accordance with the advice from independent actuaries. The calculation of post-employment and other employee obligations requires the application of various assumptions. The main assumptions for post-employment and other employee obligations include discount rates, compensation growth rates, pension growth rates and life expectancy. Changes in the assumptions could give rise to adjustments in the results and liabilities recorded and might have an impact on the post-employment and other employee obligations recognized in the future.

(8) Valuation of lease liabilities and right-of-use assets

The application of IFRS 16 requires the Company to make judgments that affect the recognition and valuation of the lease liabilities and the right-of-use assets, including the determination of the contracts within the scope of the Standard, the contract term and the interest rate used for the discount of future cash flows.

The lease term determined by the Company generally comprises non-cancellable period of leases contracts, periods covered by an option to extend the lease if the Company is reasonably certain to exercise that option and periods covered by an option to terminate the lease if the Company is reasonably certain not to exercise that option. The same term is applied as economic useful life of right-of-use assets.

Page 37 of	88

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

3.    ACCOUNTING POLICIES (continued)

The present value of the lease payments is determined using the discount rate representing a risk-free interest rate, adjusted by a spread related to the credit quality of the Company in each location and currency rate in connection with each lease contract.

(9) Change in the functional currency of argentine subsidiaries

The determination of the functional currency requires management to make significant judgments. Ternium Argentina has performed a review of its functional currency and concluded that the currency that most faithfully represents the economics effects of the entity is the US dollar and therefore its functional currency has changed from the local currency to the US dollar. This change was prospective from January 1, 2020, and did not affect the balances at December 31, 2019, nor results or cash flows for the year then ended.

It was based on the following considerations:
- In the last two years, the exchange rate of the Argentine peso has been severely affected by devaluations against the US dollar and Argentina continues to be a highly inflationary economy. These events had very limited impact on sale's price in US dollar;
- In this context, there is also a greater proportion of total production cost in US dollar;
- Furthermore, new global trade restrictions, affecting the international trade of steel along with limited restrictions of imports in Argentina, have led to a greater correlation of local prices to global prices.
- Factors to determine the functional currency were always mixed. However, currently most of revenue and costs of production are negotiated and priced in US dollar.

The change in functional currency of Ternium Argentina significantly reduced the volatility of the Company’s earnings that was due to foreign exchange movements and the application of IAS 29 - Financial Reporting in Hyperinflationary Economies.

(cc) Application of IAS 29 in financial reporting of Argentine subsidiaries and associates

For the years ended December 31, 2019 and 2018, the Company applied IAS 29 “Financial Reporting in Hyperinflationary Economies”, which requires that the financial statements of entities whose functional currency is that of a hyperinflationary economy to be adjusted for the effects of changes in a suitable general price index and to be expressed in terms of the current unit of measurement at the closing date of the reporting period. Accordingly, the inflation produced from the date of acquisition or from the revaluation date, as applicable, must be computed in the non-monetary items.

In order to conclude on whether an economy is categorized as hyperinflationary under the terms of IAS 29, the Standard details a series of factors to be considered, including the existence of a cumulative inflation rate in three years that approximates or exceeds 100%.
Considering that the significant increase in inflation during 2018, which exceeded the 100% three-year cumulative inflation rate, and that the rest of the indicators did not contradict the conclusion that Argentina should be considered a hyperinflationary economy for accounting purposes, the Company considered that there was sufficient evidence to conclude that Argentina was a hyperinflationary economy under the terms of IAS 29 as from July 1, 2018, and, accordingly, applied IAS 29 as from that date in the financial reporting of its subsidiaries and associates with the Argentine peso as functional currency.

Page 38 of	88

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

3.    ACCOUNTING POLICIES (continued)

According to this principle, the financial statements of an entity that reports in the currency of a hyperinflationary economy should be stated in terms of the measuring unit current on the date of the financial statements. All statement of financial position amounts that are not stated in terms of the measuring unit current on the date of the financial statements must be restated by applying a general price index. All income statement components must be stated in terms of the measuring unit current on the date of the financial statements, applying the change in the general price index that occurred since the date when revenues and expenses were originally recognized in the financial statements.

The inflation adjustment on the initial balances was calculated by means of conversion factor derived from the Argentine price indexes published by the National Institute of Statistics (“INDEC”). The price index for the year periods ended December 31, 2019 and 2018, were 1.54 and 1.48, respectively.
The main procedures for the above-mentioned adjustment are as follows:
• Monetary assets and liabilities which are carried at amounts current at the balance sheet date are not restated because they are already expressed in terms of the monetary unit current at the balance sheet date.
• Non-monetary assets and liabilities which are not carried at amounts current at the balance sheet date, and components of shareholders' equity are adjusted by applying the relevant conversion factors.
• All items in the income statement are restated by applying the relevant conversion factors.
• The effect of inflation on the Company’s net monetary position is included in the income statement, in Other financial income (expenses), net, under the caption “Inflation adjustment results”.
• The ongoing application of the re-translation of comparative amounts to closing exchanges rates under IAS 21 and the hyperinflation adjustments required by IAS 29 will lead to a difference in addition to the difference arising on the adoption of hyperinflation accounting.

The comparative figures in these consolidated financial statements presented in a stable currency are not adjusted for subsequent changes in the price level or exchange rates. This resulted in an initial difference, arising on the adoption of hyperinflation accounting, between the closing equity of the previous year and the opening equity of the current year. The Company recognized this initial difference directly in equity.

Page 39 of	88

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

4.    SEGMENT INFORMATION
REPORTABLE OPERATING SEGMENTS
The Company is organized in two reportable segments: Steel and Mining.

The Steel segment includes the sales of steel products, which comprises slabs, hot rolled coils and sheets, cold rolled coils and sheets, tin plate, welded pipes, hot dipped galvanized and electro-galvanized sheets, pre-painted sheets, billets (steel in its basic, semi-finished state), wire rod and bars and other tailor-made products to serve its customers’ requirements. It also includes the sales of energy.

The Steel segment comprises four operating segments: Mexico, Southern Region, Brazil and Other markets. These four segments have been aggregated considering the economic characteristics and financial effects of each business activity in which the entity engages; the related economic environment in which it operates; the type or class of customer for the products; the nature of the products; and the production processes. The Mexico operating segment comprises the Company’s businesses in Mexico. The Southern region operating segment manages the businesses in Argentina, Paraguay, Chile, Bolivia and Uruguay. The Brazil operating segment includes the business generated in Brazil. The Other markets operating segment includes businesses mainly in United States, Colombia, China and Guatemala.

The Mining segment includes the sales of mining products, mainly iron ore and pellets, and comprises the mining activities of Las Encinas, an iron ore mining company in which Ternium holds a 100% equity interest and the 50% of the operations and results performed by Peña Colorada, another iron ore mining company in which Ternium maintains that same percentage over its equity interest. Both mining operations are located in Mexico. For Peña Colorada, the Company recognizes its assets, liabilities, revenue and expenses in relation to its interest in the joint operation.

Ternium’s Chief Operating Decision Maker (CEO) holds monthly meetings with senior management, in which operating and financial performance information is reviewed, including financial information that differs from IFRS principally as follows:

-The use of direct cost methodology to calculate the inventories, while under IFRS is at full cost, including absorption of production overheads and depreciation.

-The use of costs based on previously internally defined cost estimates, while, under IFRS, costs are calculated at historical cost (with the FIFO method).

-Other timing and non-significant differences.

Most information on segment assets is not disclosed as it is not reviewed by the CEO.

Page 40 of	88

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

4.     SEGMENT INFORMATION (continued)

	Year ended December 31, 2020
	Steel	Mining	Inter-segment eliminations	Total
IFRS

Net sales	8,679,513	390,541	(334,619)	8,735,435
Cost of sales	(7,172,635)	(268,905)	341,617	(7,099,923)
Gross profit	1,506,878	121,636	6,998	1,635,512

Selling, general and administrative expenses	(740,056)	(22,826)	—	(762,882)
Other operating income, net	208,965	(2,122)	—	206,843

Operating income - IFRS	975,787	96,688	6,998	1,079,473

Management view
Net sales	8,679,513	384,255	(328,333)	8,735,435
Operating income	1,046,623	101,937	689	1,149,249
Reconciliation items:
Differences in Cost of sales				(69,776)

Operating income - IFRS				1,079,473

Financial income (expense), net				22,331
Equity in earnings (losses) of non-consolidated companies				57,555

Income before income tax expense - IFRS				1,159,359

Depreciation and amortization - IFRS	(580,807)	(50,244)	—	(631,051)

	Year ended December 31, 2019
	Steel	Mining	Inter-segment eliminations	Total
IFRS
Net sales	10,186,171	364,058	(357,411)	10,192,818
Cost of sales	(8,552,493)	(259,535)	359,588	(8,452,440)
Gross profit	1,633,679	104,523	2,177	1,740,378

Selling, general and administrative expenses	(885,146)	(12,330)	—	(897,475)
Other operating expenses, net	21,931	(268)	—	21,663
Operating income - IFRS	770,466	91,924	2,177	864,566

Management view
Net sales	10,230,650	417,619	(410,972)	10,237,297
Operating income	841,169	146,636	2,177	989,982
Reconciliation items:
Differences in Cost of sales				99,315
Effect of inflation adjustment (Note 3 (cc))				(224,731)

Operating income - IFRS				864,566
				<
Financial income (expense), net				(98,969)
Equity in earnings (losses) of non-consolidated companies				60,967

Income before income tax expense - IFRS				826,564

Depreciation and amortization - IFRS	(612,744)	(48,368)	—	(661,112)

Page 41 of	88

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

4.    SEGMENT INFORMATION (continued)

	Year ended December 31, 2018
	Steel	Mining	Inter-segment eliminations	Total
IFRS

Net sales	11,453,420	282,000	(280,613)	11,454,807
Cost of sales	(8,524,890)	(239,893)	281,455	(8,483,328)
Gross profit	2,928,530	42,107	842	2,971,479

Selling, general and administrative expenses	(860,881)	(15,883)	—	(876,764)
Other operating expenses, net	12,950	706	—	13,656
Operating income - IFRS	2,080,599	26,930	842	2,108,371

Management view
Net sales	11,723,883	333,892	(332,505)	11,725,270
Operating income	1,768,115	91,418	(6,213)	1,853,319
Reconciliation items:
Differences in Cost of sales				541,492
Effect of inflation adjustment (Note 3 (cc))				(286,440)

Operating income - IFRS				2,108,371

Financial income (expense), net				(179,576)
Equity in earnings (losses) of non-consolidated companies				102,772

Income before income tax expense - IFRS				2,031,567

Depreciation and amortization - IFRS	(537,885)	(51,415)	—	(589,299)

GEOGRAPHICAL INFORMATION
The Company has revenues attributable to the Company’s country of incorporation (Luxembourg) related to a contract acquired as a part of the acquisition of the participation in Ternium Brasil Ltda.

For purposes of reporting geographical information, net sales are allocated based on the customer’s location. Allocation of depreciation and amortization is based on the geographical location of the underlying assets.

	Year ended December 31, 2020
	Mexico	Southern region	Brazil and Other markets	Total

Net sales	4,660,278	1,762,785	2,312,372	8,735,435

Non-current assets (1)	4,726,342	919,490	1,767,432	7,413,264

	Year ended December 31, 2019
	Mexico	Southern region	Brazil and Other markets	Total

Net sales	5,477,690	1,704,132	3,010,996	10,192,818

Non-current assets (1)	4,584,802	1,008,860	1,889,757	7,483,419

	Year ended December 31, 2018
	Mexico	Southern region	Brazil and Other markets	Total

Net sales	6,345,137	1,941,168	3,168,502	11,454,807

Non-current assets (1)	4,093,288	1,071,705	1,665,140	6,830,133
(1) Includes Property, plant and equipment and Intangible assets.

Page 42 of	88

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

4.    SEGMENT INFORMATION (continued)
REVENUES BY PRODUCT

	Year ended December 31,
	2020	2019	2018

Semi-finished (1)	3,632	51,496	103,099
Slabs	1,047,311	1,753,090	1,818,235
Hot rolled (2)	2,880,055	3,275,941	3,961,144
Cold rolled	1,101,963	1,165,406	1,264,940
Coated (3)	3,015,132	3,263,463	3,506,040
Roll-formed and tubular (4)	413,337	380,688	437,514
Other products (5)	274,005	302,734	363,835

TOTAL SALES	8,735,435	10,192,818	11,454,807
(1)Semi-finished includes billets and round bars.
(2)Hot rolled includes hot rolled flat products, merchant bars, reinforcing bars, stirrups and rods.
(3)Coated includes tin plate and galvanized products.
(4)Roll-formed and tubular includes tubes, beams, insulated panels, roofing and cladding, roof tiles, steel decks and pre-engineered metal building systems.
(5)Other products include mainly sales of energy and pig iron.

5.    COST OF SALES

	Year ended December 31,
	2020	2019	2018

Inventories at the beginning of the year	2,158,298	2,689,829	2,550,930
Effect of initial inflation adjustment (Note 3 (cc))	—	—	191,708
Translation differences	—	(21,919)	(413,436)

Plus: Charges for the year
Raw materials and consumables used and other movements	5,359,938	6,165,654	6,961,704
Services and fees	112,924	151,373	158,551
Labor cost	546,045	611,615	699,447
Depreciation of property, plant and equipment	527,283	508,934	456,522
Amortization of intangible assets	14,624	17,805	25,374
Maintenance expenses	371,368	467,090	519,625
Office expenses	6,131	8,513	8,586
Insurance	10,641	9,674	8,769
Change of obsolescence allowance	(1,279)	8,413	17,322
Recovery from sales of scrap and by-products	(20,892)	(23,793)	(27,744)
Others	16,623	17,550	15,799

Less: Inventories at the end of the year	(2,001,781)	(2,158,298)	(2,689,829)

Cost of Sales	7,099,923	8,452,440	8,483,328

Page 43 of	88

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

6. SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

	Year ended December 31,
	2020	2019	2018

Services and fees (1)	53,220	79,283	76,066
Labor cost	192,854	215,418	241,552
Depreciation of property, plant and equipment	15,920	16,034	13,561
Amortization of intangible assets	73,224	118,339	93,842
Maintenance and expenses	4,275	4,894	5,096
Taxes	97,075	104,014	95,072
Office expenses	27,314	35,956	35,663
Freight and transportation	283,808	307,958	300,676
Increase (decrease) of allowance for doubtful accounts	336	(293)	1,629
Others	14,856	15,872	13,607

Selling, general and administrative expenses	762,882	897,475	876,764
(1) For the year ended December 31, 2020, it includes fees accrued for professional services rendered by PwC to Ternium S.A. and its subsidiaries that amounted to $ 3,289, including $ 3,132 for audit services, $ 41 for audit-related services, $ 95 for tax services and $ 21 for all other services.
For the year ended December 31, 2019, it includes fees accrued for professional services rendered by PwC to Ternium S.A. and its subsidiaries that amounted to $ 3,804, including $ 3,485 for audit services, $ 54 for audit-related services, $ 190 for tax services and $ 75 for all other services.
For the year ended December 31, 2018, it includes fees accrued for professional services rendered by PwC to Ternium S.A. and its subsidiaries that amounted to $ 4,704, including $ 3,937 for audit services, $ 61 for audit-related services, $ 281 for tax services and $ 425 for all other services.

7.    LABOR COSTS (Included Cost of sales and Selling, General and Administrative expenses)

	Year ended December 31,
	2020	2019	2018

Wages, salaries and social security costs	677,541	759,678	884,536
Termination benefits	25,265	28,269	26,601
Post-employment benefits (Note 20 (i))	36,093	39,086	29,862

Labor costs	738,899	827,033	940,999
As of December 31, 2020, 2019 and 2018, the number of employees was 20,173, 19,863 and 20,660, respectively.

Page 44 of	88

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

8.     OTHER OPERATING INCOME (EXPENSES), NET

	Year ended December 31,
	2020	2019	2018

Results of sundry assets	1,363	258	1,895
Provision for legal claims and other matters (Note 18 and 24 (ii))	—	1,997	7,625
Recovery of provision related to the ICMS action of unconstitutionality (Note 24 (i) (g)) (1)	380,075	—	—
Other operating income	20,093	19,408	4,136

Other operating income	401,531	21,663	13,656

Reversal of the asset in connection with the ICMS provision (Note 24 (i) (g)) (1)	(194,065)	—	—
Provision for legal claims and other matters (Note 18 and 24 (ii))	(623)	—	—

Other operating expense	(194,688)	—	—

Other operating income (expenses), net	206,843	21,663	13,656
(1) It includes the gain generated by the recovery of the provision for contingencies related to the ICMS action of unconstitutionality ($ 380,075), partially compensated by the reversal of the related credit ($ 194,065). For more information about this case, see note 24 (i) (g)).

9.    OTHER FINANCIAL INCOME (EXPENSES), NET

	Year ended December 31,
	2020	2019	2018

Interest expense	(46,644)	(88,284)	(131,172)

Finance expense	(46,644)	(88,284)	(131,172)

Interest income	49,421	29,071	21,236

Finance income	49,421	29,071	21,236

Net foreign exchange gain (loss)	3,379	(136,897)	(177,645)
Inflation adjustment results	—	117,956	191,427
Change in fair value of financial assets	6,104	—	—
Derivative contract results	11,933	(10,831)	(99,259)
Others	(1,862)	(9,984)	15,837

Other financial income (expenses), net	19,554	(39,756)	(69,640)

Page 45 of	88

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

10.    INCOME TAX EXPENSE
Income tax expense for each of the years presented is as follows:

	Year ended December 31,
	2020	2019	2018

Current tax
Current tax	(338,408)	(256,460)	(588,773)
Effect of changes in tax law (1)	—	4,178	(28,596)

Deferred tax (Note 19)
Deferred tax	39,895	38,785	232,485
Effect of changes in tax law (1)	—	16,979	—
Recovery of income tax (2)	7,025	—	15,449

Income tax expense	(291,488)	(196,519)	(369,435)
(1) For 2019, it includes mainly the application of the new tax law in Argentina that enables the tax inflation adjustment. The reduction of the tax rate in Argentina enacted in 2017 was modified in 2019, setting the corporate income tax rate to 30% for the year 2020 and to 25% from the year 2021 going forward.
For 2018, it includes mainly the option exercised by the Company of the asset revaluation for tax purposes in Argentina, for which an amount of $ 28.6 million was included.
(2) It includes the recovery of tax credits in Ternium Brasil Ltda.

Income tax expense for the years ended December 31, 2020, 2019 and 2018 differed from the amount computed by applying the statutory income tax rate in force in each country in which the company operates to pre-tax income as a result of the following:

	Year ended December 31,
	2020	2019	2018

Income before income tax	1,159,359	826,564	2,031,567

Income tax expense at statutory tax rate	(350,896)	(247,592)	(604,493)
Non taxable income	118,540	71,101	102,870
Non deductible expenses	—	(476)	(16,201)
Effect of currency translation on tax base (1)	(66,157)	33,133	161,536
Increase of unrecognized tax losses carried-forward	—	(73,842)	—
Recovery of income tax	7,025	—	15,449
Effect of changes in tax law	—	21,157	(28,596)

Income tax expense	(291,488)	(196,519)	(369,435)
(1) Ternium applies the liability method to recognize deferred income tax on temporary differences between the tax bases of assets and their carrying amounts in the financial statements. By application of this method, Ternium recognizes gains and losses on deferred income tax due to the effect of the change in the value on the tax basis in subsidiaries, which have a functional currency different to their local currency, mainly Mexico and Argentina.
Tax rates used to perform the reconciliation between tax expense (income) and accounting profit are those in effect at each relevant date or period in each applicable jurisdiction.

Page 46 of	88

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

11.    PROPERTY, PLANT AND EQUIPMENT, NET

(1) Property, plant and equipment,net

	Year ended December 31, 2020
	Land	Buildings and improvements	Production equipment	Vehicles, furniture and fixtures	Work in progress	Spare parts	Right-of-use assets	Total
Values at the beginning of the year
Cost	594,435	3,412,904	6,931,970	268,398	1,119,348	140,028	355,928	12,823,011
Accumulated depreciation	—	(1,618,882)	(4,377,389)	(218,033)	—	(19,656)	(49,470)	(6,283,430)

Net book value at January 1, 2020	594,435	1,794,022	2,554,581	50,365	1,119,348	120,372	306,458	6,539,581

Opening net book value	594,435	1,794,022	2,554,581	50,365	1,119,348	120,372	306,458	6,539,581
Translation differences	(134)	(297)	(68)	(37)	(6)	—	—	(542)
Additions	—	18,552	1,487	2,345	482,606	20,362	6,101	531,453
Capitalized borrowing costs	—	—	—	—	13,100	—	—	13,100
Disposals / Consumptions	—	(183)	(124)	(1,106)	(3,775)	(13,782)	(3,254)	(22,224)
Indexation	—	—	—	—	—	—	(9,388)	(9,388)
Transfers	(1,540)	137,379	247,824	23,352	(407,911)	(3,200)	—	(4,096)
Depreciation charge	—	(136,217)	(339,050)	(16,761)	—	(7,628)	(43,547)	(543,203)

Closing net book value	592,761	1,813,256	2,464,650	58,158	1,203,362	116,124	256,370	6,504,681
Values at the end of the year
Cost	592,761	3,567,732	7,179,626	289,877	1,203,362	143,309	349,003	13,325,670
Accumulated depreciation	—	(1,754,476)	(4,714,976)	(231,719)	—	(27,185)	(92,633)	(6,820,989)
Net book value at December 31, 2020	592,761	1,813,256	2,464,650	58,158	1,203,362	116,124	256,370	6,504,681

	Year ended December 31, 2019
	Land	Buildings and improvements	Production equipment	Vehicles, furniture and fixtures	Work in progress	Spare parts	Right-of-use assets	Total
Values at the beginning of the year
Cost	587,174	3,303,174	6,748,644	264,782	617,950	124,220	55,288	11,701,232
Accumulated depreciation	—	(1,520,976)	(4,126,060)	(217,394)	—	(13,275)	(5,918)	(5,883,623)

Net book value at January 1, 2019	587,174	1,782,198	2,622,584	47,388	617,950	110,945	49,370	5,817,609

Opening net book value	587,174	1,782,198	2,622,584	47,388	617,950	110,945	49,370	5,817,609
Effect of initial recognition under IFRS 16	—	—	—	—	—	—	280,493	280,493
Translation differences	(596)	(16,174)	(9,959)	(316)	(1,716)	(1,089)	(1,263)	(31,113)
Additions	7,531	9,367	2,063	4,821	923,599	38,476	40,864	1,026,721
Capitalized borrowing costs	—	—	—	—	16,085	—	—	16,085
Disposals / Consumptions	—	(750)	(117)	(1,204)	(2,988)	(21,489)	(18,901)	(45,449)
Transfers	326	154,544	264,122	14,843	(433,582)	(50)	—	203
Depreciation charge	—	(135,163)	(324,112)	(15,167)	—	(6,421)	(44,105)	(524,968)

Closing net book value	594,435	1,794,022	2,554,581	50,365	1,119,348	120,372	306,458	6,539,581

Values at the end of the year
Cost	594,435	3,412,904	6,931,970	268,398	1,119,348	140,028	355,928	12,823,011
Accumulated depreciation	—	(1,618,882)	(4,377,389)	(218,033)	—	(19,656)	(49,470)	(6,283,430)

Net book value at December 31, 2019	594,435	1,794,022	2,554,581	50,365	1,119,348	120,372	306,458	6,539,581

Page 47 of	88

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

11.    PROPERTY, PLANT AND EQUIPMENT, NET (continued)

(2) Right-of-use assets

	Right-of-use assets
	Buildings and improvements	Production equipment	Vehicles, furniture and fixtures	Total
Values at the beginning of the year
Cost	245,752	110,176	—	355,928
Accumulated depreciation	(28,895)	(20,575)	—	(49,470)

Net book value at January 1, 2020	216,857	89,601	—	306,458

Opening net book value	216,857	89,601	—	306,458
Net additions	2,416	3,685	—	6,101
Disposal/Derecognition	(1,666)	(1,588)	—	(3,254)
Indexation	(7,024)	(2,364)	—	(9,388)
Depreciation charge	(29,424)	(14,123)	—	(43,547)

Closing net book value	181,159	75,211	—	256,370

Values at the end of the year
Cost	239,211	109,792	—	349,003
Accumulated depreciation	(58,052)	(34,581)	—	(92,633)

Net book value at December 31, 2020	181,159	75,211	—	256,370

	Right-of-use assets
	Buildings and improvements	Production equipment	Vehicles, furniture and fixtures	Total
Values at the beginning of the year
Cost	—	55,288	—	55,288
Accumulated depreciation	—	(5,918)	—	(5,918)

Net book value at January 1, 2019	—	49,370	—	49,370

Opening net book value	—	49,370	—	49,370
Effect of initial recognition under IFRS 16	226,936	52,469	1,088	280,493
Translation differences	(115)	(1,148)	—	(1,263)
Net additions	18,931	21,933	—	40,864
Disposal/Derecognition	—	(18,094)	(807)	(18,901)
Depreciation charge	(28,895)	(14,929)	(281)	(44,105)

Closing net book value	216,857	89,601	—	306,458

Values at the end of the year
Cost	245,752	110,176	—	355,928
Accumulated depreciation	(28,895)	(20,575)	—	(49,470)

Net book value at December 31, 2019	216,857	89,601	—	306,458

The cost related to variable-lease payments that do not depend on an index or rate amounted to $ 10.6 million for the year ended December 31, 2020 ($ 17.4 million for the year ended December 31, 2019).
The expenses related to leases for which the Company applied the practical expedient described in paragraph 5 (a) of IFRS 16 (leases with contract term of less than 12 months) amounted to $ 0.8 million for the year ended December 31, 2020 ($ 3.4 million for the year ended December 31, 2019).

Page 48 of	88

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

12.    INTANGIBLE ASSETS, NET

	Year ended December 31, 2020
	Information system projects	Mining assets	Exploration and evaluation costs	Customer relationships and other contractual rights	Trademarks	Goodwill	Total
Values at the beginning of the year
Cost	342,857	256,736	19,522	604,929	73,935	662,307	1,960,286
Accumulated depreciation	(268,476)	(152,219)	—	(521,818)	(73,935)	—	(1,016,448)

Net book value at January 1, 2020	74,381	104,517	19,522	83,111	—	662,307	943,838

Opening net book value	74,381	104,517	19,522	83,111	—	662,307	943,838
Additions	25,698	2,034	23,845	—	—	—	51,577
Transfers	1,021	17,141	(17,146)	—	—	—	1,016
Depreciation charge	(25,259)	(11,078)	—	(51,511)	—	—	(87,848)

Closing net book value	75,841	112,614	26,221	31,600	—	662,307	908,583

Values at the end of the year
Cost	369,468	275,912	26,221	604,929	73,935	662,307	2,012,772
Accumulated depreciation	(293,627)	(163,298)	—	(573,329)	(73,935)	—	(1,104,189)

Net book value at December 31, 2020	75,841	112,614	26,221	31,600	—	662,307	908,583

	Year ended December 31, 2019
	Information system projects	Mining assets	Exploration and evaluation costs	Customer relationships and other contractual rights	Trademarks	Goodwill	Total
Values at the beginning of the year
Cost	320,600	216,203	23,209	604,931	73,935	662,307	1,901,185
Accumulated depreciation	(248,839)	(139,915)	—	(425,972)	(73,935)	—	(888,661)

Net book value at January 1, 2019	71,761	76,288	23,209	178,959	—	662,307	1,012,524

Opening net book value	71,761	76,288	23,209	178,959	—	662,307	1,012,524
Translation differences	(463)	—	—	—	—	—	(463)
Additions	31,812	12,580	24,265	—	—	—	68,657
Transfers	(738)	27,954	(27,952)	—	—	—	(736)
Depreciation charge	(27,991)	(12,305)	—	(95,848)	—	—	(136,144)

Closing net book value	74,381	104,517	19,522	83,111	—	662,307	943,838

Values at the end of the year
Cost	342,857	256,736	19,522	604,929	73,935	662,307	1,960,286
Accumulated depreciation	(268,476)	(152,219)	—	(521,818)	(73,935)	—	(1,016,448)

Net book value at December 31, 2019	74,381	104,517	19,522	83,111	—	662,307	943,838

The Company has not registered any impairment charges in connection with Goodwill (see notes 3 (f) and (bb)(1) and (5)).

Page 49 of	88

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

13.    INVESTMENTS IN NON-CONSOLIDATED COMPANIES

	As of December 31,
	2020	2019

At the beginning of the year	513,648	495,241

Equity in earnings of non-consolidated companies	57,555	60,967
Other comprehensive income	(93,598)	(39,449)
Dividends from non-consolidated companies	(6,299)	(3,111)

At the end of the year	471,306	513,648

The principal investments in non-consolidated companies, all of which are unlisted, except for Usiminas, are:

Company	Country of incorporation	Main activity	Voting rights at		Value at

			December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019

Usinas Siderurgicas de Minas Gerais S.A. - USIMINAS	Brazil	Manufacturing and selling of steel products	34.39%	34.39%	422,948	486,643
Techgen S.A. de C.V.	Mexico	Provision of electric power	48.00%	48.00%	42,625	21,573
Other non-consolidated companies (1)					5,733	5,432

					471,306	513,648
(1) It includes the investment held in Finma S.A.I.F., Techinst S.A., Recrotek S.R.L. de C.V. and Gas Industrial de Monterrey S.A. de C.V.
(a)Usinas Siderurgicas de Minas Gerais S.A. – USIMINAS
As of December 31, 2020, Ternium, through its subsidiaries, owns a total of 242.6 million ordinary shares and 8.5 million preferred shares, representing 20.5% of the issued and outstanding share capital of Usinas Siderurgicas de Minas Gerais S.A. – USIMINAS (“Usiminas”), the largest flat steel producer in Brazil for the energy, automotive and other industries.

Ternium, through its subsidiaries, together with Tenaris S.A.’s Brazilian subsidiary Confab Industrial S.A. (“TenarisConfab”), are part of Usiminas’ control group, comprising the so-called T/T Group. As at December 31, 2020, the Usiminas control group holds, in the aggregate, 483.6 million ordinary shares bound to the Usiminas shareholders’ agreement, representing approximately 68.6% of Usiminas’ voting capital. The Usiminas control group, which is bound by a long-term shareholders’ agreement that governs the rights and obligations of Usiminas’ control group members, is currently composed of three sub-groups: the T/T Group; the NSC Group, comprising Nippon Steel Corporation (“NSC”), Metal One Corporation and Mitsubishi Corporation; and Usiminas’ pension fund Previdência Usiminas. The T/T Group holds approximately 47.1% of the total shares held by the control group (39.5% corresponding to the Ternium entities and the other 7.6% corresponding to TenarisConfab); the NSC Group holds approximately 45.9% of the total shares held by the control group; and Previdência Usiminas holds the remaining 7%.

Page 50 of	88

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

13    INVESTMENTS IN NON-CONSOLIDATED COMPANIES (continued)
The corporate governance rules reflected in the Usiminas shareholders agreement provide, among other things, that Usiminas’ executive board will be composed of six members, including the chief executive officer and five vice-presidents, with Ternium and NSC nominating three members each. The right to nominate Usiminas’ chief executive officer alternates between Ternium and NSC at every 4-year interval, with the party that does not nominate the chief executive officer having the right to nominate the chairman of Usiminas’ board of directors for the same 4-year period. The Usiminas shareholders agreement also provides for an exit mechanism consisting of a buy-and-sell procedure—exercisable at any time after November 16, 2022 and applicable with respect to shares held by NSC and the T/T Group—, which would allow either Ternium or NSC to purchase all or a majority of the Usiminas shares held by the other shareholder.

As of December 31, 2020, the closing price of the Usiminas ordinary and preferred shares, as quoted on the BM&F Bovespa Stock Exchange, was BRL 15.69 (approximately $ 3.02; December 31, 2019: BRL 9.87 – $ 2.45) per ordinary share and BRL 14.61 (approximately $ 2.81; December 31, 2019: BRL 9.51 – $ 2.36) per preferred share, respectively. Accordingly, as of December 31, 2020, Ternium’s ownership stake had a market value of approximately $ 756.3 million ($ 614.1 million as of December 31, 2019) and a carrying value of $ 422.9 million ($ 486.6 million as of December 31, 2019).

The Company reviews periodically the recoverability of its investment in Usiminas. To determine the recoverable value, the Company estimates the value in use of the investment by calculating the present value of the expected cash flows or its fair value less costs of disposal.

As of December 31, 2020 and 2019, the value of the investment in Usiminas is comprised as follows:

	USIMINAS
Value of investment	As of December 31, 2020	As of December 31, 2019

At the beginning of the year	486,643	480,084
Share of results (1)	35,580	48,502
Other comprehensive income	(93,237)	(38,896)
Dividends	(6,038)	(3,047)

At the end of the year	422,948	486,643
(1) It includes the adjustment of the values associated to the purchase price allocation.

The investment in Usiminas is based in the following calculation:

Usiminas' shareholders' equity	2,860,944
Percentage of interest of the Company over shareholders' equity	20.41%

Interest of the Company over shareholders' equity	583,799

Purchase price allocation	46,664
Goodwill	200,018
Impairment	(407,533)

Total Investment in Usiminas	422,948

On February 12, 2021, Usiminas approved its annual accounts as of and for the year ended December 31, 2020.

Page 51 of	88

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

13.    INVESTMENTS IN NON-CONSOLIDATED COMPANIES (continued)

Summarized balance sheet (in million $)	As of December 31, 2020	As of December 31, 2019

Assets
Non-current	3,487	4,336
Current	1,339	1,721
Other current investments	276	166
Cash and cash equivalents	661	311

Total Assets	5,763	6,534

Liabilities
Non-current	540	718
Non-current borrowings	1,122	1,237
Current	836	687
Current borrowings	26	30

Total Liabilities	2,524	2,672

Non-controlling interest	379	378

Shareholders' equity	2,860	3,484

Summarized income statement (in million $)	Year ended December 31, 2020	Year ended December 31, 2019

Net sales	3,133	3,790
Cost of sales	(2,509)	(3,312)
Gross Profit	624	478
Selling, general and administrative expenses	(161)	(181)
Other operating income (loss), net	61	(100)
Operating income	524	197
Financial expenses, net	(234)	(132)
Equity in earnings of associated companies	30	46
Profit (Loss) before income tax	320	111
Income tax benefit	(97)	(16)
Net profit (loss) before non-controlling interest	223	95
Non-controlling interest in other subsidiaries	(117)	(41)
Net profit (loss) for the year	106	54

b) Techgen S.A. de C.V.
Techgen is a Mexican natural gas-fired combined cycle electric power plant in the Pesquería area of the State of Nuevo León, Mexico. The company started producing energy on December 1st, 2016 and is fully operational. As of February 2017, Ternium, Tenaris, and Tecpetrol International S.A. (a wholly-owned subsidiary of San Faustin S.A., the controlling shareholder of both Ternium and Tenaris) completed their investments in Techgen. Techgen is currently owned 48% by Ternium, 30% by Tecpetrol and 22% by Tenaris. Ternium and Tenaris also agreed to enter into power supply and transportation agreements with Techgen, pursuant to which Ternium and Tenaris will contract 78% and 22%, respectively, of Techgen’s power capacity of 900 megawatts.

Techgen stated in its annual accounts as of and for the year ended December 31, 2020, that revenues amounted to $ 314 million ($ 344 million as of December 31, 2019), net profit from continuing operations to $ 44 million ($24 million as of December 31, 2019), non-current assets to $ 833 million ($ 875 million as of December 31, 2019), current assets to $ 59 million ($ 48 million as of December 31, 2019), non-current liabilities to $ 709 million ($ 791 million as of December 31, 2019), current liabilities to $ 95 million ($ 87 million as of December 31, 2019) and shareholders’ equity to $ 89 million ($ 45 million as of December 31, 2019).

During 2017 and 2016, Techgen’s shareholders made additional investments in Techgen, in the form of subordinated loans, which in the case of Ternium amounted to $ 127.4 million as of December 31, 2020, and which are due in June 2026. For commitments from Ternium in connection with Techgen, see note 24.

Page 52 of	88

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

14.    RECEIVABLES, NET – NON CURRENT AND CURRENT

	As of December 31,
	2020	2019

Receivables with related parties (Notes 25 and 13 (b))	126,908	126,948
Employee advances and loans	2,326	1,572
Advances to suppliers for the purchase of property, plant and equipment	14,078	50,079
Advances to suppliers for the purchase of property, plant and equipment with related parties (Note 25)	2,452	7,827
Other receivables	—	254,446
Other tax credits	97,202	150,721
Others	340	972

Receivables, net – Non-current	243,306	592,565

	As of December 31,
	2020	2019

Value added tax	188,027	162,121
Income tax credits	8,205	60,402
Other tax credits	29,834	38,913
Employee advances and loans	4,355	3,667
Advances to suppliers	12,009	10,134
Advances to suppliers with related parties (Note 25)	11,927	16,126
Expenses paid in advance	8,160	9,781
Government tax refunds on exports	6,499	14,805
Receivables with related parties (Note 25)	7,446	3,696
Others	12,147	15,068

Receivables, net – Current	288,609	334,713

Page 53 of	88

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

15.    TRADE RECEIVABLES, NET - NON CURRENT AND CURRENT

	As of December 31,
	2020	2019

Trade receivables	—	897
Trade receivables, net – Non-current	—	897

Current accounts	832,544	920,937
Trade receivables with related parties (Note 25)	96,394	41,696
Allowance for doubtful accounts (Note 18)	(10,500)	(12,961)

Trade receivables, net - Current	918,438	949,672

	Trade receivables, net as of December 31, 2020
	Total	Fully performing	Past due

Guaranteed	387,718	373,384	14,334
Not guaranteed	541,220	518,914	22,306

Trade receivables	928,938	892,298	36,640

Allowance for doubtful accounts (Note 18)	(10,500)	—	(10,500)

Trade receivables, net	918,438	892,298	26,140

	Trade receivables, net as of December 31, 2019
	Total	Fully performing	Past due

Guaranteed	469,087	424,052	45,035
Not guaranteed	494,443	453,184	41,259

Trade receivables	963,530	877,236	86,294

Allowance for doubtful accounts (Note 18)	(12,961)	—	(12,961)

Trade receivables, net	950,569	877,236	73,333

16.    INVENTORIES, NET

	As of December 31,
	2020	2019

Raw materials, materials and spare parts	606,429	731,901
Goods in process	838,403	975,553
Finished goods	313,257	396,401
Goods in transit	302,302	116,610
Obsolescence allowance (Note 18)	(58,610)	(62,167)

Inventories, net	2,001,781	2,158,298

Page 54 of	88

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

17.    CASH, CASH EQUIVALENTS AND OTHER INVESTMENTS, NON-CURRENT AND CURRENT

	As of December 31,
	2020	2019

Investments in debt instruments and other	2,629	3,001
Other investments	252	252

Other investments, net – Non-current	2,881	3,253

	As of December 31,
	2020	2019

(i) Other investments
Other deposits with maturity of more than three months	813,527	212,271

Other investments - Current	813,527	212,271
(ii) Cash and cash equivalents
Cash and banks	129,500	115,575
Restricted cash	54	69
Short-term bank deposits	259,020	199,877
Other deposits with maturity of less than three months	149,308	204,444

Cash and cash equivalents	537,882	519,965

18.    ALLOWANCES AND PROVISIONS - NON CURRENT AND CURRENT

Provisions and allowances - Non current	Liabilities	Liabilities
	Legal claims and other matters	Asset retirement obligation

Year ended December 31, 2020

Values at the beginning of the year	613,352	26,556
Translation differences	(151,466)	(1,049)
Additions	3,760	16,166
Reversals	(384,933)	—
Uses	(143)	—

At December 31, 2020	80,570	41,673

Year ended December 31, 2019

Values at the beginning of the year	643,950	24,554
Translation differences	(25,701)	1,077
Additions	2,689	925
Reversals	(4,417)	—
Uses	(3,169)	—

At December 31, 2019	613,352	26,556

Page 55 of	88

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

18.    ALLOWANCES AND PROVISIONS - NON CURRENT AND CURRENT (continued)

Provisions and allowances - Current	Deducted from assets		Liabilities
	Allowance for doubtful accounts	Obsolescence allowance	Asset retirement obligation

Year ended Year ended December 31, 2020

Values at the beginning of the year	12,961	62,167	8,502
Translation differences	(1,789)	—	(1,241)
Additions	1,437	11,009	3,633
Reversals	(1,101)	(12,288)	—
Uses	(1,008)	(2,278)	(6,379)

At At December 31, 2020	10,500	58,610	4,515

Year ended Year ended December 31, 2019

Values at the beginning of the year	14,346	55,454	9,851
Translation differences	(285)	(458)	348
Additions	787	18,036	5,201
Reversals	(1,080)	(9,623)	—
Uses	(807)	(1,242)	(6,898)

At December 31, 2019	12,961	62,167	8,502

19.    DEFERRED INCOME TAX
Deferred income taxes are calculated in full on temporary differences under the liability method using the tax rate of the applicable country.
Changes in deferred income tax are as follows:

	As of December 31,
	2020	2019

At the beginning of the year	(239,740)	(340,207)
Translation differences	(36)	25,166
Effect of changes in tax law (note 10)	—	16,979
Credits directly to other comprehensive income	12,100	19,537
Deferred tax credit (note 10)	39,893	38,785

At the end of the year	(187,783)	(239,740)

Page 56 of	88

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

19.    DEFERRED INCOME TAX (continued)

The changes in deferred tax assets and liabilities (prior to offsetting the balances within the same tax jurisdiction) during the year are as follows:

Deferred tax liabilities	PP&E	Inventories	Intangible assets	Other	Total at December 31, 2020

At the beginning of the year	(437,376)	(63,460)	(17,109)	(1,189)	(519,134)

Translation differences	46	—	—	—	46
Income statement credit (charge)	11,190	33,273	(3,601)	(832)	40,030

At the end of the year	(426,140)	(30,187)	(20,710)	(2,021)	(479,058)

Deferred tax assets	Provisions	Trade receivables	Tax losses (1)	Other	Total at December 31, 2020

At the beginning of the year	45,654	10,200	42,766	180,774	279,394

Translation differences	—	—	—	(82)	(82)
Credits directly to other comprehensive income	—	—	—	12,100	12,100
Income statement credit (charge)	6,688	(1,014)	(11,682)	5,873	(136)

At the end of the year	52,342	9,186	31,084	198,665	291,276

(1) As of December 31, 2020, the recognized deferred tax assets on tax losses amount to $ 31,084 and there are net unrecognized deferred tax assets of $ 0.2 billion and unrecognized tax losses amounting to $ 1.0 billion. These two last effects are connected to the acquisition of Ternium Brasil Ltda.

Deferred tax liabilities	PP&E	Inventories	Intangible assets	Other	Total at December 31, 2019

At the beginning of the year	(522,455)	(41,316)	(15,926)	(1,088)	(580,785)

Translation differences	27,077	2,604	316	—	29,997
Income statement credit (charge)	58,002	(24,748)	(1,499)	(101)	31,654

At the end of the year	(437,376)	(63,460)	(17,109)	(1,189)	(519,134)

Deferred tax assets	Provisions	Trade receivables	Tax losses (2)	Other	Total at December 31, 2019

At the beginning of the year	72,947	11,265	33,382	122,984	240,578

Translation differences	(572)	(539)	—	(3,720)	(4,831)
Credits directly to other comprehensive income	—	—	—	19,537	19,537
Effect of changes in tax law	—	—	—	16,979	16,979
Income statement credit (charge)	(26,721)	(526)	9,384	24,994	7,131

At the end of the year	45,654	10,200	42,766	180,774	279,394

(2) As of December 31, 2019, the recognized deferred tax assets on tax losses amount to $ 42,766 and there are net unrecognized deferred tax assets of $ 0.4 billion and unrecognized tax losses amounting to $ 1.4 billion. These two last effects are connected to the acquisition of Ternium Brasil.

Deferred tax assets and liabilities are offset when the entity a) has a legally enforceable right to set off the recognized amounts; and b) intends to settle the tax on a net basis or to realize the asset and settle the liability simultaneously.

Page 57 of	88

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

19.    DEFERRED INCOME TAX (continued)
The amounts shown in the statement of financial position (prior to offsetting the balances within the same tax jurisdiction) include the following:

	As of December 31,
	2020	2019

Deferred tax assets to be recovered after more than 12 months	200,639	203,607
Deferred tax assets to be recovered within 12 months	90,637	75,787
Deferred tax liabilities to be settled after more than 12 months	(446,891)	(454,763)
Deferred tax liabilities to be settled within 12 months	(32,167)	(64,371)

	(187,782)	(239,740)

20.    OTHER LIABILITIES-NON CURRENT AND CURRENT

	As of December 31,
	2020	2019

(i) Other liabilities - Non current

Post-employment benefits	432,648	405,935
Other employee benefits	52,647	44,496
Asset retirement obligation (note 18) (1)	41,673	26,556
Other	24,888	30,616

Other liabilities – Non-current	551,856	507,603
(1) The asset in connection with this liability is included in Property, plant and equipment.
Post-employment benefits
The amounts recognized in the consolidated statement of financial position are determined as follows:

	Post-employment benefits
	As of December 31,
	2020	2019

Present value of unfunded obligations	432,648	405,935

Liability in the statement of financial position	432,648	405,935
The amounts recognized in the consolidated income statement are as follows:

	Post-employment benefits
	Year ended December 31,
	2020	2019

Current service cost	9,954	11,776
Interest cost	26,139	27,310

Total included in labor costs	36,093	39,086

Page 58 of	88

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

20.    OTHER LIABILITIES-NON CURRENT AND CURRENT (continued)
Changes in the liability recognized in the consolidated statement of financial position are as follows:

	Post-employment benefits
	As of December 31,
	2020	2019

At the beginning of the year	405,935	312,293
Transfers, new participants and funding of the plan	(2)	(6)
Total expense	36,093	39,086
Remeasurements	36,907	67,601
Effect of changes in demographic assumptions	(545)	674
Effect of changes in financial assumptions	30,830	55,059
Effect of experience adjustments	6,622	11,868
Translation differences	(21,722)	12,228
Contributions paid	(24,563)	(25,267)
At the end of the year	432,648	405,935

The principal actuarial assumptions used were as follows:

	Year ended December 31,
Mexico	2020	2019

Discount rate	6.50%	7.25%
Compensation growth rate	6.00% - 7.00%	6.00% - 7.00%

	Year ended December 31,
Argentina	2020	2019

Discount rate	6.00% - 7.00%	6.00% - 7.00%
Compensation growth rate	2.00% - 3.00%	2.00% - 3.00%

The sensitivity of the defined benefit obligation to changes in the weighted principal assumptions is as follows:

	Impact on defined benefit obligation
	Change in assumption	Increase in assumption	Decrease in assumption

Discount rate	1.00%	-10.0%	12.3%
Compensation growth rate	1.00%	2.6%	-1.8%
Pension growth rate	1.00%	-1.2%	1.4%
Life expectancy	1 year	-1.3%	1.6%

The estimated future payments for the next five years will be between $ 25.9 million and $ 34.0 million per year.

Page 59 of	88

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

20.    OTHER LIABILITIES – NON CURRENT AND CURRENT (continued)

	As of December 31,
	2020	2019

(ii) Other liabilities - Current
Payroll and social security payable	113,117	107,999
VAT liabilities	70,226	58,799
Other tax liabilities	41,738	38,153
Termination benefits	400	493
Related Parties (Note 25)	2,004	2,074
Asset retirement obligation (Note 18)	4,515	8,502
Others	17,836	24,914

Other liabilities – Current	249,836	240,934

21.    DERIVATIVE FINANCIAL INSTRUMENTS
Net fair values of derivative financial instruments
The net fair values of derivative financial instruments at December 31, 2020 and 2019 were as follows:

	As of December 31,
	2020	2019

Contracts with positive fair value
Foreign exchange contracts	1,572	1,196

	1,572	1,196

Contracts with negative fair value
Interest rate swap contracts	(523)	(17)
Foreign exchange contracts	(5,835)	(3,007)

	(6,358)	(3,024)
Derivative financial instruments breakdown is as follows:
(a) Interest rate contracts
Fluctuations in market interest rates create a degree of risk by affecting the amount of the Company’s interest payments and the value of its floating-rate debt. As of December 31, 2020, most of the Company’s long-term borrowings were at variable rates.
During 2012 and 2013, Tenigal entered into several forward starting interest rate swap agreements in order to fix the interest rate to be paid over an aggregate amount of $ 100 million, at an average rate of 1.92%. These agreements are effective from July 2014, will due on July 2022 and have been accounted for as cash flow hedges. As of December 31, 2020, the after-tax cash flow hedge reserve related to these agreements amounted to $ (0.2) million.

Page 60 of	88

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

21.    DERIVATIVE FINANCIAL INSTRUMENTS (continued)
Changes in fair value of derivative instruments designated as cash flow hedges for each of the years presented are included below:

	Cash flow hedges
	Gross amount	Income tax	Total

At December 31, 2018	679	(202)	477

(Decrease) / Increase	(475)	142	(333)
Reclassification to income statement	(276)	83	(193)

At December 31, 2019	(72)	23	(49)

(Decrease) / Increase	(454)	136	(318)
Reclassification to income statement	188	(56)	132

At December 31, 2020	(338)	103	(235)

The gross amount of the pre-tax reserve recorded in other comprehensive income at December 31, 2020 (amounting to a loss of $ 0.2 million) is expected to be reclassified to the income statements in accordance to the payments of interests in connection with the borrowings hedged by these derivative contracts, during 2020 and up to the end of the life of the borrowing in 2022.

(b) Foreign exchange contracts

From time to time, Ternium’s subsidiaries enter into derivative agreements to manage their exposure to currencies other than the $, in accordance with the Company’s policy for derivative instruments.

During 2020 and 2019, Ternium Argentina entered into several non-deliverable forward agreements in order to manage the exchange rate exposure generated by Argentine peso-denominated financial assets and liabilities.

Furthermore, during 2020, 2019 and 2018, Ternium Colombia S.A.S. has entered into non-deliverable forward agreements to manage the exposure of certain actual and future trade receivables denominated in its local currency. As of December 31, 2020, the notional amount on these agreements amounted to $ 75.4 million.

During 2020, 2019 and 2018, Ternium Mexico entered into a several forward agreement in order to manage the exchange rate exposure generated by future payables in EUR related to the investment plan. As of December 31, 2020, the notional amount on these agreement amounted to $ 59.2 million.

During 2020, 2019 and 2018, Ternium Investments S.à r.l., entered into several forward agreements in order to manage the exchange rate exposure generated by the consolidated financial position in EUR. As of December 31, 2020, the notional amount on these agreements amounted to $ 4.9 million. Also, during 2020, Ternium Investments S.à r.l. entered into non-deliverable forward agreements to manage the exchange rate exposure generated by actual and future trade receivables denominated in Colombian pesos related to the commissioning of the plant and the business of its subsidiary, Ternium del Atlántico. As of December 31, 2020, the notional amount of these agreements amounted to $ 3.4 million.

Page 61 of	88

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

21.    DERIVATIVE FINANCIAL INSTRUMENTS (continued)
The net fair values of the exchange rate derivative contracts as of December 31, 2020 and December 31, 2019 were as follows:

			Fair value at December 31,
Currencies	Contract	Notional amount	2020	2019

EUR/$	ND Forward - Buy EUR	53.7 million EUR	1,572	1,196
COP/$	ND Forward - Sell COP	291.5 billion COP	(5,835)	(3,007)

			(4,263)	(1,811)
COP: Colombian pesos; EUR: Euros; $: US dollars.

22.    LEASES LIABILITIES

	Lease liabilities
	Current	Non Current	Total

Year ended December 31, 2019
Values at the beginning of the year	8,030	65,798	73,828
Effect of initial recognition under IFRS 16	34,848	245,645	280,493
Translation differences	2,659	(7,139)	(4,480)
Net proceeds	1,474	24,545	26,019
Repayments	(38,569)	—	(38,569)
Interest accrued	16,755	—	16,755
Interest paid	(15,281)	—	(15,281)
Reclassifications	30,630	(30,630)	—

As of December 31, 2019	40,546	298,219	338,765

Year ended December 31, 2020
Values at the beginning of the year	40,546	298,219	338,765
Translation differences	1,082	(753)	329
Net proceeds	192	2,978	3,170
Indexation	(811)	(8,687)	(9,498)
Repayments	(42,144)	—	(42,144)
Interest accrued	16,116	—	16,116
Interest paid	(12,635)	—	(12,635)
Reclassifications	40,140	(40,140)	—

As of December 31, 2020	42,486	251,617	294,103

Page 62 of	88

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

22.    LEASES LIABILITIES (continued)

	As of December 31, 2020	As of December 31, 2019
Commitments in relation to finance leases are payable as follows:
Within one year	56,929	55,670
Later than one year but not later than five years	176,399	197,956
Later than five years	161,145	204,101
Minimum lease payments	394,473	457,727
Future finance charges	(100,370)	(118,962)
Total Financial lease liabilities	294,103	338,765

The present value of finance lease liabilities is as follows:
Within one year	42,486	40,546
Later than one year but not later than five years	134,857	149,830
Later than five years	116,760	148,389
Total minimum lease payments	294,103	338,765

23.    BORROWINGS

	As of December 31,
	2020	2019

(i) Non-current
Bank borrowings	1,334,369	1,639,604
Less: debt issue costs	(7,080)	(10,712)

	1,327,289	1,628,892

(ii) Current
Bank borrowings	399,249	564,497
Less: debt issue costs	(3,645)	(4,715)

	395,604	559,782

Total Borrowings	1,722,893	2,188,674

The maturity of borrowings is as follows:

	Expected Maturity Date
	2021	2022	2023 and thereafter	At December 31, (1)
				2020	2019

Fixed Rate	129,949	—	—	129,949	165,623
Floating Rate	265,655	659,942	667,347	1,592,944	2,023,051

Total	395,604	659,942	667,347	1,722,893	2,188,674
(1) As most borrowings incorporate floating rates that approximate market rates and the contractual repricing occurs mostly every 1 month, the fair value of the borrowings approximates their carrying amount and it is not disclosed separately. Fixed rate borrowings are uncommitted short-term revolving loans and their fair value approximates to their carrying amount.

Page 63 of	88

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

23.    BORROWINGS (continued)
The weighted average interest rates - which incorporate instruments denominated mainly in US dollars which do not include the effect of derivative financial instruments nor the devaluation of these local currencies - at year-end were as follows:

	As of December 31,
	2020	2019

Bank borrowings	1.43%	2.94%
The nominal average interest rates shown above were calculated using the rates set for each instrument in its corresponding currency and weighted using the dollar-equivalent outstanding principal amount of said instruments at December 31, 2020 and 2019, respectively.
Breakdown of borrowings by currency is as follows:

		As of December 31,
Currencies	Contract	2020	2019

$	Floating	1,557,483	1,977,617
$	Fixed	113,268	148,712
ARS	Floating	8	10
MXN	Floating	6,256	14,789
COP	Floating	29,197	30,634
COP	Fixed	16,681	16,912

		1,722,893	2,188,674
$: US dollars; ARS: Argentine pesos; COP: Colombian pesos; MXN: Mexican pesos.

Ternium’s most significant borrowings as of December 31, 2020, were those incurred under Ternium México’s syndicated loan facilities, in order to finance the construction of its hot rolling mill, hot-dip galvanizing and painting lines in Pesquería, under Tenigal’s syndicated loan facility, in order to finance the construction of its hot-dipped galvanizing mill in Pesquería, Mexico, under Ternium Investments S.à r.l., in order to finance the acquisition of Ternium Brasil, and under Ternium Brasil’s syndicated loan facility, in order to finance solely activities related to its exports of goods:

			In $ million
Date	Borrower	Type	Original principal amount	Outstanding principal amount as of Outstanding principal amount as of December 31, 2020	Maturity

Years 2012 and 2013	Tenigal	Syndicated loan	200	50	July 2022
September 2017	Ternium Investments S.à r.l.	Syndicated loan	1,500	400	September 2022
June 2018	Ternium Mexico	Syndicated loan	1,000	500	June 2023
August 2019	Ternium Brasil	Syndicated loan	500	500	August 2024

The main covenants on these loan agreements are limitations on liens and encumbrances, limitations on the sale of certain assets and compliance with financial ratios (i.e. leverage ratio). As of December 31, 2020, Ternium was in compliance with all of its covenants.

Page 64 of	88

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

24.    CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS

Ternium is from time to time subject to various claims, lawsuits and other legal proceedings, including customer, employee, tax and environmental-related claims, in which third parties are seeking payment for alleged damages, reimbursement for losses, or indemnity. Management with the assistance of legal counsel periodically reviews the status of each significant matter and assesses potential financial exposure.
Some of these claims, lawsuits and other legal proceedings involve highly complex issues, and often these issues are subject to substantial uncertainties and, therefore, the probability of loss and an estimation of damages are difficult to ascertain. Accordingly, with respect to a large portion of such claims, lawsuits and other legal proceedings, Ternium is unable to make a reliable estimate of the expected financial effect that will result from ultimate resolution of the proceeding. In those cases, Ternium has not accrued a provision for the potential outcome of these cases.

If a potential loss from a claim, lawsuit or other proceeding is considered probable and the amount can be reasonably estimated, a provision is recorded. Accruals for loss contingencies reflect a reasonable estimate of the losses to be incurred based on information available to management as of the date of preparation of the financial statements and take into consideration litigation and settlement strategies. In a limited number of ongoing cases, Ternium was able to make a reliable estimate of the expected loss or range of probable loss and has accrued a provision for such loss but believes that publication of this information on a case-by-case basis would seriously prejudice Ternium’s position in the ongoing legal proceedings or in any related settlement discussions. Accordingly, in these cases, the Company has disclosed information with respect to the nature of the contingency but has not disclosed its estimate of the range of potential loss.

The Company believes that the aggregate provisions recorded for potential losses in its consolidated financial statements are adequate based upon currently available information. However, if management’s estimates prove incorrect, current reserves could be inadequate and Ternium could incur a charge to earnings which could have a material adverse effect on Ternium’s results of operations, financial condition, net worth and cash flows.

(i) Tax claims and other contingencies

(a) Companhia Siderúrgica Nacional (CSN) - Tender offer litigation

In 2013, the Company was notified of a lawsuit filed in Brazil by Companhia Siderúrgica Nacional, or CSN, and various entities affiliated with CSN against Ternium Investments, its subsidiary Ternium Argentina, and TenarisConfab. The entities named in the CSN lawsuit had acquired a participation in Usiminas in January 2012. The CSN lawsuit alleges that, under applicable Brazilian laws and rules, the acquirers were required to launch a tag-along tender offer to all non-controlling holders of Usiminas ordinary shares for a price per share equal to 80% of the price per share paid in such acquisition, or BRL 28.8, and seeks an order to compel the acquirers to launch an offer at that price plus interest. If so ordered, the offer would need to be made to 182,609,851 ordinary shares of Usiminas not belonging to Usiminas’ control group; Ternium Investments and Ternium Argentina’s respective shares in the offer would be 60.6% and 21.5%.

Page 65 of	88

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

24.    CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

On September 23, 2013, the first instance court dismissed the CSN lawsuit, and on February 8, 2017, the court of appeals of São Paulo maintained the understanding of the first instance court. On March 6, 2017, CSN filed a motion for clarification against the decision of the court of appeals, which was rejected on July 19, 2017. On August 18, 2017, CSN filed with the court of appeals an appeal seeking the review and reversal of the decision issued by the court of appeals by the Superior Court of Justice. On March 5, 2018, the court of appeals ruled that CSN’s appeal did not meet the requirements for review by the Superior Court of Justice and rejected such appeal. On May 8, 2018, CSN appealed against such ruling and on January 22, 2019, the court of appeals rejected such appeal and ordered that the case be submitted to the Superior Court of Justice. On September 10, 2019, the Superior Court of Justice declared CSN’s appeal admissible. The Superior Court of Justice will review the case and will then render a decision on the merits. The Superior Court of Justice is restricted to the analysis of alleged violations to federal laws and cannot assess matters of fact.

Ternium continues to believe that all of CSN’s claims and allegations are groundless and without merit, as confirmed by several opinions of Brazilian legal counsel, two decisions issued by the Brazilian securities regulator (CVM) in February 2012 and December 2016, and the first and second instance court decisions referred to above. Accordingly, no provision has been recorded in these Consolidated Financial Statements.

(b) Shareholder claims relating to the October 2014 acquisition of Usiminas shares

On April 14, 2015, the staff of the CVM determined that an acquisition of additional ordinary shares of Usiminas by Ternium Investments made in October 2014, triggered a requirement under applicable Brazilian laws and regulations for Usiminas’ controlling shareholders to launch a tender offer to all non-controlling holders of Usiminas ordinary shares. The CVM staff’s determination was made further to a request by NSSMC and its affiliates, who alleged that Ternium’s 2014 acquisition had exceeded a threshold that triggers the tender offer requirement. In the CVM staff’s view, the 2014 acquisition exceeded the applicable threshold by 5.2 million shares. On April 29, 2015, Ternium filed an appeal to be submitted to the CVM’s Board of Commissioners. On May 5, 2015, the CVM staff confirmed that the appeal would be submitted to the Board of Commissioners and that the effects of the staff’s decision would be stayed until such Board rules on the matter.

On June 15, 2015, upon an appeal filed by NSSMC, the CVM staff changed its earlier decision and stated that the obligation to launch a tender offer would fall exclusively on Ternium. Ternium’s appeal has been submitted to the CVM’s Board of Commissioners and it is currently expected that such Board will rule on the appeal in 2021. In addition, on April 18, 2018, Ternium filed a petition with the CVM’s reporting Commissioner requesting that the applicable threshold for the tender offer requirement be recalculated taking into account the new ordinary shares issued by Usiminas in connection with its 2016 BRL 1 billion capital increase and that, in light of the replenishment of the threshold that would result from such recalculation, the CVM staff’s 2015 determination be set aside. In the event the appeal is not successful, under applicable CVM rules Ternium may elect to sell to third parties the 5.2 million shares allegedly acquired in excess of the threshold, in which case no tender offer would be required.

Page 66 of	88

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

24.    CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

(c) Potential Mexican income tax adjustment
In March 2015, the Mexican tax authorities, as part of a tax audit to Ternium Mexico with respect to fiscal year 2008, challenged the deduction by Ternium Mexico’s predecessor IMSA Acero of a tax loss arising from an intercompany sale of shares in December 2008. Although the tax authorities have not yet determined the amount of their claim, they have indicated in a preliminary report that they have observations that may result in an income tax adjustment currently estimated at approximately $ 54.2 million, including interest and fines. Additionally, in September 2018, the Mexican tax authority, as a result of a tax audit for the fiscal year 2011 to Ternium Mexico, as predecessor of APM, objected mainly the deduction of the tax loss remaining for the year 2008, for which the estimated income tax adjustment would be of approximately $ 26.6 million, including interest and fines.

Ternium Mexico requested an injunction from the Mexican courts against the audit observations for the year 2008 and the fiscal credit of the year 2011, and also filed its defense and supporting documents with the Mexican tax authorities. The injunction for the year 2008 had a favorable resolution to Ternium Mexico in August 2020; consequently, in November 2020, the Mexican tax authorities issued a new preliminary report in which continues having the same observations with different arguments that may result in the same tax adjustment as per the above-included paragraph. The Company, based on the advice of counsel, believes that an unfavorable outcome in connection with this uncertain tax position is not probable and, accordingly, no provision has been recorded in these financial statements.

(d) Putative class action
Following the Company’s November 27, 2018 announcement that its chairman Paolo Rocca had been included in an Argentine court investigation known as the Notebooks Case (a decision subsequently reversed by a higher court), a putative class action complaint was filed in the U.S. District Court for the Eastern District of New York. On June 17, 2019, the lead plaintiff filed an amended complaint purportedly on behalf of purchasers of Ternium securities from May 1, 2014 through November 27, 2018. The individual defendants named in the amended complaint are our chairman, our former CEO, our current CEO and our CFO. That complaint alleged that during the class period, the Company and the individual defendants inflated the price of Ternium’s ADSs by failing to disclose that the nationalization proceeds received by Ternium when Sidor was expropriated by Venezuela were received or expedited as a result of alleged improper payments made to Argentine officials. On September 14, 2020, the court granted a motion to dismiss the claims against all defendants, with leave for plaintiff to file a second amended complaint. Because plaintiffs did not file any second amended complaint, on November 17, 2020, the case was dismissed with prejudice. The case is now closed.

(e) Fishermen associations’ claims

Civil contingencies include lawsuits brought by a number of fishermen associations on behalf of their associates, alleging that the dredge of Ternium Brasil’s deep-water port has had a negative impact on fish farming and exploitation activities in the Sepetiba Bay area in Rio de Janeiro and that, as a result, fishermen in that area had suffered damages. A provision in the amount of $ 24.5 million was recorded at the acquisition date in connection with this matter ($ 10.9 million and $ 14.1 million as of December 31, 2020 and 2019, respectively).

Page 67 of	88

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

24.    CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

(f) Tax assessments relating to the use of certain ICMS tax credits

The Imposto Sobre Operações Relativas à Circulação de Mercadorias e Serviços, or ICMS, is a Brazilian value-added tax on the services (inter-states) and the transfer of goods in Brazil. Payment of ICMS generates tax credits that, subject to applicable law, rules and regulations, may be either used to offset ICMS payment obligations generated in connection with domestic sales of products and services, or sold and transferred to third parties.

The Rio de Janeiro State Treasury Office is challenging the use by Ternium Brasil of ICMS tax credits generated in connection with purchases of refractory materials in the period from December 2010 through December 2016, and intends to assess taxes and impose fines on Ternium Brasil on the argument that such materials may not be qualified as “raw materials” or “intermediary products” but as “goods for consumption” and, accordingly, ICMS tax credits generated in connection with their purchase are not available and may not be used to offset ICMS payment obligations generated in connection with Ternium Brasil’s domestic sales of carbon steel slabs. Ternium Brasil has appealed against the Rio de Janeiro State Treasury Office tax assessments and fines. A provision in the amount of $ 57.7 million was recorded as of the acquisition date in connection with this matter ($ 34.9 million and $ 45.0 million as of December 31, 2020 and 2019, respectively).

(g) ICMS deferral tax benefit – Action of Unconstitutionality

On March 31, 2005, through State Law No. 4,529 (Law RJ 4529), the State of Rio de Janeiro granted Ternium Brasil a tax incentive consisting of a deferral of ICMS payable by Ternium Brasil in connection with the construction and operation of the company’s Rio de Janeiro steelmaking complex. The incentive applies in respect of the acquisition of fixed assets and certain raw materials (i.e. iron ore, pellets, alloys, coke, coal and scrap) and significantly reduces input ICMS credit accumulation by Ternium Brasil. The tax incentive was granted for a period of 20 years from the commencement of the construction works for Ternium Brasil’s Rio de Janeiro steel complex.

In 2012, a Brazilian political party filed a direct action of unconstitutionality against Law RJ 4529 before the Brazilian Federal Supreme Court, claiming that the State Law should be declared unconstitutional because the tax incentive granted pursuant to Law RJ 4529 had not been approved by Brazil’s National Council of Fiscal Policy (Conselho Nacional de Política Fazendária, or CONFAZ).

In August 2017, the Brazilian Congress enacted Supplementary Law No. 160/2017, instituting a mechanism through which the States may confirm any ICMS incentives they had granted in prior years without CONFAZ approval. In furtherance of such Supplementary Law, in December 2017 the Brazilian States adopted ICMS Convention 190/2017, establishing the applicable rules and deadlines for confirming such ICMS incentives. In accordance with the ICMS Convention 190/2017, the State of Rio de Janeiro published its list of ICMS incentives, including, among others, the ICMS benefit granted to Ternium Brasil, and filed with CONFAZ all relevant documents concerning such incentives. On July 27, 2018, the Governor of Rio de Janeiro issued Decree No. 46,378, pursuant to which the State of Rio de Janeiro reconfirmed, in accordance with ICMS Convention 190/2017, the ICMS tax benefits listed in its official gazette publication made pursuant to the Convention, including, among others, Ternium Brasil’s ICMS tax benefits.

Page 68 of	88

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

24.    CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

In October 2018, the State of Rio de Janeiro and the Federation of Industries of the State of Rio de Janeiro filed petitions arguing that the action of unconstitutionality against Law RJ 4529 could not be judged by the Brazilian Federal Supreme Court since, following the revalidation of such law under Supplementary Law No.160/17 and the ICMS Convention 190/2017, such action of unconstitutionality had lost its purpose. On October 20, 2020, the Reporting Justice Minister of the Brazilian Federal Supreme Court in charge of the case ruled that the action of unconstitutionality against Law RJ 4529 was impaired by the supervening loss of its object, and on November 17, 2020, the Reporting Justice Minister’s ruling became final and not subject to any further recourses or appeals.

The tax benefits accumulated under Ternium Brasil’s ICMS incentive amounted to approximately $ 1,089 million as of the acquisition date of Ternium Brasil on September 7, 2017. In accordance with the guidance in IFRS 3, the Company recorded as of the acquisition date a provision of $ 651.8 million (including estimated penalties and interest) in connection with this matter, together with an asset of $ 325.9 million arising from its right to recover 50% of the contingency amount from Thyssenkrupp.

As at December 31, 2020, both the asset, which expired on September 7, 2020, of $ 194.1 million ($ 254.4 million as of December 31, 2019) recorded in the Company’s financial statements arising from its right to recover 50% of the contingency amount from Thyssenkrupp and the contingent liability of $ 380.1 million ($ 508.9 million as of December 31, 2019) recorded in its financial statements in connection with this matter have been derecognized. Accordingly, the Company recognized in the year ended December 31, 2020, a net gain in the amount of $ 186.0 million.

(ii) Commitments

The following are Ternium’s main off-balance sheet commitments:

(a) Ternium Argentina signed agreements to cover 80% of its required iron ore, pellets and iron ore fines volumes until December 31, 2021, for an estimated total amount of $ 385.0 million. Although they do not set a minimum amount or a minimum commitment to purchase a fixed volume, under certain circumstances a penalty is established for the party that fails of:
– 7% in case the annual operated volume is between 70% and 75% of the total volume of purchases of the Company; such percentage is applied over the difference between the actual purchased volume and the 80% of the total volume of purchases.
– 15% in case the annual operated volume is lower than 70% of the total volume of purchases of the Company; such percentage is applied over the difference between the actual purchased volume and the 80% of the total volume of purchases.

(b) Ternium Argentina also signed various contracts for the provision of natural gas, including Tecpetrol, a related company of Ternium, assuming firm commitments for a total of $ 8.1 million payable until April 2021. Additionally, Ternium Argentina signed contracts for gas transportation with related companies Transportadora de Gas del Norte S.A. and Energy Consulting Services S.A., assuming firm commitments for a total of USD 28.5 million payable until April 2028.

(c) Ternium Argentina signed an agreement with Air Liquide Argentina S.A. for the supply of oxygen, nitrogen and argon until 2021, for an aggregate amount of $ 18.7 million, which is due to terminate in 2034.

Page 69 of	88

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

24.    CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

(d) On April 24, 2017, Ternium Mexico entered into a 25-year contract (effective as of December 1, 2016, through December 1, 2041) with Techgen, S.A. de C.V. for the supply of 699 MW (which represents 78% of Techgen’s capacity) and covers most of Ternium Mexico’s facilities electricity needs. Monthly payments are determined on the basis of capacity charges, operation costs, back-up power charges, and transmission charges. As of the seventh contract year (as long as Techgen’s existing or replacing bank facility has been repaid in full), Ternium Mexico has the right to suspend or early terminate the contract if the rate payable under the agreement is higher than the rate charged by Comisión Federal de Electricidad (“CFE”) or its successors. Ternium Mexico may instruct Techgen to sell to any affiliate of Ternium Mexico, to CFE, or to any other third party all or any part of unused contracted energy under the agreement and Ternium Mexico will benefit from the proceeds of such sale.

(e) On December 20, 2000, Hylsa (Ternium Mexico’s predecessor) entered into a 25-year contract with Iberdrola Energia Monterrey, S.A. de C.V. (“Iberdrola”), a Mexican subsidiary of Iberdrola Energía, S.A., for the supply of energy to four of Ternium Mexico’s plants. On March 31, 2008, two of those plants were terminated by Iberdrola. The contracted electrical demand as of December 31, 2020, is 51.7 MW. Iberdrola currently supplies approximately 7% of Ternium Mexico’s electricity needs under this contract. Although the contract was to be effective through 2027, on April 28, 2014, Ternium Mexico and Iberdrola entered into a new supply contract and terminated the previous one. In consideration of the termination of the previous contract, Iberdrola has granted Ternium Mexico a credit of $ 750 thousand per MW of the 111.2 MW originally contracted capacity, resulting over time in a total value of $ 83.4 million. In addition, Iberdrola agreed to recognize to Ternium México $ 15.0 million through discounted rates. The above-mentioned credit and discount ended in June 2019 and Ternium Mexico’s rates under the contract are now market rates with a 2.5% discount; however Ternium Mexico is entitled to terminate the contract without penalty. On October 21, 2020 Ternium Mexico decided to terminate the contract effective November 15, 2021.

(f) Ternium México issued a guarantee letter covering up to approximately $ 25.0 million of the obligations of Gas Industrial de Monterrey, S.A. de C.V. (“GIMSA”), under the natural gas trading agreement between GIMSA and BP Energía México (“BPEM”). The credit line granted by BPEM in connection with this natural gas trading agreement amounted to approximately $ 25.0 million. As of December 31, 2020, the outstanding amount under the natural gas trading agreement was $ 9.5 million, which is below the amount included in the guarantee letter issued by Ternium México.

(g) On June, 2018, Ternium Mexico entered into a loan agreement with a syndicate of banks for a $ 1,000 million syndicated loan facility for the purpose of financing capital expenditures, the repayment or prepayment of existing debt, and other general corporate purposes. The Company entered the Facility on June 12, 2018, and the final maturity date is on June 12, 2023, being payable in eight consecutive and equal semi-annual installments commencing on December 13, 2019. The main financial covenant that the Facility requires to meet is the consolidated net senior leverage ratio to be not greater than 3.5 to 1.00. During 2019, the facility was fully disbursed (USD 400 million was disbursed during 2018 and USD 600 million by the end of June 2019). As of December 31, 2020, the outstanding value of this loan agreement was $ 500 million and the Company was in compliance with all of its covenants.

Page 70 of	88

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

24.    CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

(h) Ternium Mexico issued a guarantee letter covering up to approximately $ 62.5 million of the obligations of Techgen, S.A. de C.V. (“Techgen”), under the Clean Energy Certificates trading agreement between Techgen and Enel Green Power (“ENEL”). The amount equals the remnant balance if Techgen decides to terminate the agreement prior to the expiration date (and decreases as time of the contract passes). The contract was signed in May 25, 2018 and terminates on June 30, 2041.

(i) In June 2008, Ternium Mexico entered into an industrial gas supply agreement with Praxair Mexico for the Guerrero and Juventud facilities until December 2024, for a total amount of USD 421 million. In 2011, an amendment agreement added the purchase of hydrogen for the Juventud facility, valid until April 2025 for an amount of USD 8.8 million as of December 31, 2020, and the Universidad facility, valid until July 2021 for an amount of USD 6.1 million as of December 31, 2020. As of December 31, 2020, the agreement considers a minimum annual oxygen consumption of 96 million cubic meters, valued at approximately USD 4.5 million per year. The Company is in compliance with the minimum annual quotas established, which represent less than half of the average annual consumption.

(j) On May 9, 2018, Ternium Mexico entered into a 10-year contract (effective as of July 1, 2018) with Kinder Morgan Texas Pipeline L.L.C., Kinder Morgan Tejas Pipeline L.L.C. and Kinder Morgan Border Pipeline L.L.C. for the transportation of natural gas in the United States of America (Texas). The contracted capacity is 60,000 MMBTU/day and the annual cost is approximately USD 3.7 million.

(k) On December 30, 2019, Ternium Mexico entered into a 15-year contract (effective as of July 1, 2021) with Kinder Morgan Texas Pipeline L.L.C., Kinder Morgan Tejas Pipeline L.L.C. and Kinder Morgan Gas Natural de México S. de R.L. de C.V. for the transportation of natural gas in the United States of America (Texas) and in Mexico. The contracted capacity is 31,000 MMBTU/day and the annual cost is approximately USD 4.8 million.

(l) Techgen is a party to gas transportation capacity agreements with Kinder Morgan Gas Natural de Mexico, S. de R.L. de C.V., Kinder Morgan Texas Pipeline LLC and Kinder Morgan Tejas Pipeline LLC for the whole transportation capacity starting on August 1, 2016 and ending during the second half of 2036. As of December 31, 2020, the outstanding value of this commitment was approximately $ 221.8 million. Ternium’s exposure under the guarantee in connection with these agreements amounts to $ 106.5 million, corresponding to the 48% of the agreements’ outstanding value as of December 31, 2020.

(m) Ternium issued two stand-by letters of credit covering 48% of the funding of a debt service reserve account under a syndicated loan agreement between Techgen and several banks led by Citigroup Global Markets Inc., Credit Agricole Corporate and Investment Bank, and Natixis, New York Branch acting as joint bookrunners. The loan agreement dated as of February 13, 2019, amounted to $ 640 million and the proceeds were used by Techgen to refinance in full all amounts owed under a previous syndicated loan between Techgen and several banks, which funds were used in the construction of the facility. As of December 31, 2020, the outstanding aggregated amount under the stand-by letters of credit was $ 44.6 million, as a result the amount guaranteed by Ternium was approximately $ 21.4 million.

Page 71 of	88

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

24.    CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

(n) During 2006, CSA, the predecessor of Ternium Brasil, has entered into a 15-year contract denominated “Contrato de comercialização de energia elétrica no ambiente regulado – CCEAR por disponibilidade” to provide electric energy to 24 distributors starting on 2011. Under this contract, Ternium Brasil has to provide 200 MW average per year and the price is adjusted by the Brazilian inflation index. The penalty for not delivering the volume of energy of the contract is the difference between the spot price and the unit variable cost (calculated and published by the Agéncia Nacional de Energía Elétrica), calculated per hour.

(o) Ternium Brasil signed an exclusivity agreement with Vale S.A. for the purchase of iron ore (pellets, sinter feed and lump ore), which is due to terminate in 2029. The total purchased volume, in accordance with the actual production capacity, is of approximately 8.0 million tons per year. Ternium Brasil has not the obligation to take or pay the mentioned volume and only should pay logistic costs in case of not purchasing the contracted volume.

(p) Ternium Brasil, for its activity of energy generation through gas and steam turbines, signed on March 2017 a contract with GE Global Parts and Products GMBH, General Electric International Inc. and Alstom Energia Térmica e Indústria Ltda. for the maintenance services of such turbines (including the supply of spare parts) for a period of 20 years. As of December 31, 2020, the outstanding amount of this commitment was $ 171.3 million.

(q) Ternium Brasil also signed on November 2007 a contract with Primetals Technologies Brazil Ltda. for the provision of maintenance services at a central workshop for the entire steel mill complex, including caster maintenance for the steel plant. As of December 31, 2020, the outstanding amount of the mentioned services was approximately $ 57.3 million and is due to terminate on November 2024. Ternium Brasil is currently using more hours than the minimum quantity of contracted hours.

(r) Ternium Brasil is a party to a long-term contract with the Consortium formed by Air Liquide Brasil Ltda., AirSteel Ltda., White Martins Gases Industriais Ltda., White Martins Steel Ltda. and ThyssenKrupp MinEnergy GmbH for the supply of air, oxygen, nitrogen and argon to satisfy the requirements up to January 2029. The outstanding amount was approximately $ 228.9 million as of December 31, 2020. The contract has minimum daily-required volumes.

(s) Ternium Brasil signed on January 2015 a contract with Naturgy (formerly Companhia Distribuidora de Gás do Rio de Janeiro) for the supply of natural gas, which was due to terminate on December 2019. This agreement was automatically renewed for another two years, is due to terminate on December 2021 and can be interrupted by common agreement due to free market conditions’ changes. The outstanding amount was of $ 25.8 million (or 61.5 million m3) as of December 31, 2020. Ternium Brasil is currently purchasing more than the minimum volume required by the contract, which is 85% of the volume mentioned before.

(t) Ternium Brasil signed on May 2019 a contract with LSI Logistica S.A. for mobile equipment rental. This agreement is due to terminate on May 2024 and the outstanding amount was $ 11.0 million as of December 31, 2020. The contract only has a penalty in case of anticipated termination.

Page 72 of	88

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

24.    CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

(u) The acquisition of Ternium Brasil Ltda. was mainly financed through an unsecured 5-year syndicated facility in the principal amount of $ 1.5 billion granted to the Company’s subsidiary, Ternium Investments S.àr.l., by a syndicate of banks. The facility is to be repaid in eight consecutive and equal semi-annual installments, commencing on March 5, 2019, and has been guaranteed by the Company’s subsidiary, Ternium México, S.A. de C.V. The borrower and the guarantor are subject to certain covenants customary for transactions of this type, including limitations on liens and encumbrances, transactions with affiliates, consolidations and mergers and restrictions on investments. The guarantor is additionally subject to limitations on the sale of certain assets and compliance with a leverage ratio. There are no limitations to the payment of dividends applicable to the borrower or the guarantor, except, with respect to the borrower, upon an event of default under the facility. During 2018 and 2019, the Company made prepayments of principal for $ 375 million and $ 725 million, respectively. As of December 31, 2020, the outstanding value of this syndicated facility was $ 400 million and both the borrower and the guarantor were in compliance with all of its covenants.

(iii)     Restrictions on the distribution of profits

In accordance with Luxembourg Law, the Company is required to transfer a minimum of 5% of its net profit for each financial year to a legal reserve until such reserve equals 10% of the issued share capital.

As of December 31, 2020, this reserve is fully allocated and additional allocations to the reserve are not required under Luxembourg law. Dividends may not be paid out of the legal reserve.

The Company may pay dividends to the extent, among other conditions, that it has distributable retained earnings calculated in accordance with Luxembourg law and regulations.

Page 73 of	88

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

25.    RELATED PARTY TRANSACTIONS
As of December 31, 2020, Techint Holdings S.à r.l. (“Techint”) owned 62.02% of the Company’s share capital and Tenaris Investments S.à r.l. (“Tenaris”) held 11.46% of the Company’s share capital. Each of Techint and Tenaris were controlled by San Faustin S.A., a Luxembourg company (“San Faustin”). Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin (“RP STAK”), a Dutch private foundation (Stichting), held voting shares in San Faustin sufficient in number to control San Faustin. No person or group of persons controls RP STAK.

For commitments with Related parties, see note 24.

The following transactions were carried out with related parties:

	Year ended December 31,
	2020	2019	2018
(i) Transactions
(a) Sales of goods and services
Sales of goods to non-consolidated parties	432,511	515,123	774,526
Sales of goods to other related parties	15,972	77,375	141,230
Sales of services and others to non-consolidated parties	173	171	176
Sales of services and others to other related parties	1,009	1,060	1,286
	449,665	593,729	917,218
(b) Purchases of goods and services
Purchases of goods from non-consolidated parties	347,638	408,309	483,182
Purchases of goods from other related parties	83,738	71,324	50,928
Purchases of services and others from non-consolidated parties	9,421	14,563	10,266
Purchases of services and others from other related parties	75,483	155,289	90,536
Purchases of goods and services in connection with lease contracts from other related parties	201	8,859	—

	516,481	658,343	634,912
(c) Financial results
Income with non-consolidated parties	7,182	9,478	9,330
Expenses in connection with lease contracts from other related parties	(1,484)	(945)	—

	5,698	8,533	9,330
(d) Dividends received
Dividends from non-consolidated parties	6,299	3,111	8,837

	6,299	3,111	8,837
(e) Other income and expenses
Income (expenses), net with non-consolidated parties	765	929	1,012
Income (expenses), net with other related parties	1,042	986	492

	1,807	1,915	1,504

Page 74 of	88

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

25.    RELATED PARTY TRANSACTIONS (continued)

	As of December 31,
	2020	2019

(ii) Year-end balances
(a) Arising from sales/purchases of goods/services and other transactions
Receivables from non-consolidated parties	227,074	167,312
Receivables from other related parties	3,674	5,027
Advances from non-consolidated parties	6,647	8,017
Advances to suppliers with other related parties	7,732	15,936
Payables to non-consolidated parties	(30,407)	(44,784)
Payables to other related parties	(29,095)	(41,849)
Lease liabilities with other related parties	(3,550)	(7,310)

	182,075	102,349
(iii) Officers and Directors’ compensation
During the year ended December 31, 2020, the cash compensation of Officers and Directors amounted to $ 13,736 (2019: $ 26,942). In addition, Officers received 1,180,000 Units for a total amount of $ 4,289 (2019: $ 3,546) in connection with the incentive retention program mentioned in note 3 (o)(3).

26.    OTHER REQUIRED DISCLOSURES

(a) Statement of comprehensive income

	Cash flow hedges			Currency translation adjustment
	Gross amount	Income tax	Total

At December 31, 2018	679	(202)	477	(3,707,019)

(Decrease) / Increase	(475)	142	(333)	(61,925)
Reclassification to income statement	(276)	83	(193)	—

At December 31, 2019	(72)	23	(49)	(3,768,944)

(Decrease) / Increase	(454)	136	(318)	(108,919)
Reclassification to income statement	188	(56)	132	—

At December 31, 2020	(338)	103	(235)	(3,877,863)

Page 75 of	88

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

26.    OTHER REQUIRED DISCLOSURES (continued)
(b) Statement of cash flows

	Year ended December 31,
	2020	2019	2018

(i) Changes in working capital (1)
Inventories	156,517	510,972	(186,409)
Receivables and others	(29,539)	6,175	8,652
Trade receivables	(12,110)	161,454	(123,388)
Other liabilities	37,517	(95,131)	17,138
Trade payables	200,410	(10,786)	55,430

	352,795	572,684	(228,577)
(ii) Income tax accrual less payments
Tax accrued (Note 10)	291,488	196,519	369,435
Taxes paid	(224,927)	(405,324)	(523,801)

	66,561	(208,805)	(154,366)
(iii) Interest accruals less payments
Interest accrued (Note 9 and 22)	62,760	104,855	131,172
Interest paid	(55,769)	(101,450)	(144,186)

	6,991	3,405	(13,014)
(1)Changes in working capital are shown net of the effect of exchange rate changes.

(c) Financial debt reconciliation

	Financial debt
	Finance lease liabilities	Short term borrowings	Long term borrowings	Total

At December 31, 2018	(73,828)	(399,856)	(1,637,101)	(2,110,785)
Cash flows	53,850	231,967	(297,780)	(11,963)
Reclassifications	—	(306,262)	306,262	—
Effect of initial recognition under IFRS 16	(280,493)	—	—	(280,493)
Acquisitions - finance leases	(26,019)	—	—	(26,019)
Foreign exchange adjustments	(8,834)	(79,365)	—	(88,199)
Other non cash movements	(3,441)	(6,266)	(273)	(9,980)
At December 31, 2019	(338,765)	(559,782)	(1,628,892)	(2,527,439)
Cash flows	54,779	511,203	(3,655)	562,327
Reclassifications	—	(306,414)	306,414	—
Acquisitions - finance leases	(3,170)	—	—	(3,170)
Foreign exchange adjustments	(329)	4,962	—	4,633
Other non cash movements	(6,618)	(45,573)	(1,156)	(53,347)
At December 31, 2020	(294,103)	(395,604)	(1,327,289)	(2,016,996)

Page 76 of	88

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

27.    RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS
The following amendments, standards and interpretations have been applied on the year starting January 1, 2020:
International Accounting Standard 1, “Presentation of Financial Statements”, and International Accounting Standard 8, “Accounting Policies, Changes in Accounting Estimates and Errors” - Amendments

The IASB has issued amendments to IAS 1 “Presentation of Financial Statements” and IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors” to clarify when information is material and to incorporate some of the guidance in IAS 1 about immaterial information. The amendments clarify that the reference to obscuring information addresses situations in which the effect is similar to omitting or misstating that information, that an entity assesses materiality in the context of the financial statements as a whole, and that the meaning of ‘primary users of general purpose financial statements’ is defined as ‘existing and potential investors, lenders and other creditors’ that must rely on general purpose financial statements for much of the financial information they need.

The Company's management has assessed the effects of applying these amendments on the Company’s financial statements and has not identified any material impact in the application of these amendments.

International Financial Reporting Standard 7, “Financial Instruments: Disclosures”, International Financial Accounting Standard 9, “Financial Instruments” and International Accounting Standard 39, “Financial Instruments: Recognition and Measurement” - Interest Rate Benchmark Reform

The IASB has issued amendments to IFRS 7 “Financial Instruments: Disclosures”, IFRS 9 “Financial Instruments” and IAS 39 “Financial Instruments: Recognition and Measurement” which provide certain reliefs in relation to interest rate benchmark reforms. The reliefs relate to hedge accounting and have the effect that the reforms should not generally cause hedge accounting to terminate. However, any hedge ineffectiveness should continue to be recorded in the income statement.

The Company's management has assessed the effects of applying these amendments on the Company’s financial statements and has not identified any material impact in the application of these amendments.

The following standards, amendments to standards and interpretations are not mandatory for the financial year beginning January 1, 2020, and have not been early adopted:

International Financial Reporting Standard 16, “Leases” – Amendments on Covid-19-related Rent Concessions

In May 2020, the IASB made an amendment to IFRS 16 “Leases” in the context of the COVID-19 pandemic and its impact on rent concessions granted to lessees. Such concessions might take a variety of forms, including payment holidays and deferral of lease payments, which provides lessees with an option to treat qualifying rent concessions in the same way as they would if they were not lease modifications. In many cases, this will result in accounting for the concessions as variable lease payments in the period in which they are granted. Entities applying the practical expedients must disclose this fact, whether the expedient has been applied to all qualifying rent concessions or, if not, information about the nature of the contracts to which it has been applied, as well as the amount recognized in profit or loss arising from the rent concessions.

Page 77 of	88

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

27.    RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS (continued)

The Company's management has assessed the effects of applying this amendment on the Company’s financial statements and has not identified any lease agreements which may be impacted by the application of this amendment.

Other standards and interpretations non-significant for the Company’s financial statements:
- Amendments to IFRS 3 – Definition of a business
- Revised Conceptual Framework for Financial Reporting
- Amendments to IAS 1 - Classification of Liabilities as Current or Non-current
- Amendments to IAS 16 - Property, Plant and Equipment: Proceeds before intended use
- Amendments to IFRS 3 - Reference to the Conceptual Framework
- Amendments to IAS 37 - Onerous Contracts – Cost of Fulfilling a Contract
- Annual Improvements to IFRS Standards 2018–2020 cycle
- Amendments to IFRS 10 and IAS 28 - Sale or contribution of assets between an investor and its associate or joint venture

Page 78 of	88

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

28.    FINANCIAL RISK MANAGEMENT
1) Financial risk factors
Ternium’s activities expose the Company to a variety of risks: market risk (including the effects of changes in foreign currency exchange rates, interest rates and commodities prices), credit risk and liquidity risk.

Ternium’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the financial performance. Ternium’s subsidiaries may use derivative financial instruments to hedge certain risk exposures.

1.1) Market Risk
(i) Foreign exchange rate risk
Ternium operates and sells its products in different countries, and as a result is exposed to foreign exchange rate volatility. Ternium’s subsidiaries may use derivative contracts in order to hedge their exposure to exchange rate risk derived from their trade and financial operations.

Ternium’s foreign exchange policy is to minimize the negative impact of fluctuations in the value of other currencies with respect to the U.S. dollar. Ternium’s subsidiaries monitor their net cash flows in currencies other than the U.S. dollar, and analyze potential hedging according to market conditions. This hedging can be carried out by netting positions or by financial derivatives. However, regulatory or legal restrictions in the countries in which Ternium’s subsidiaries operate, could limit the possibility of the Company carrying out its hedging policy.

Ternium has foreign operations, whose net assets are exposed to foreign currency translation risk, some of which may impact net income.

The following table shows a breakdown of Ternium’s assessed financial position exposure to currency risk as of December 31, 2020.

Exposure to functional currency	$ million

EU euro (EUR)	(98)
Argentine peso (ARS)	101
Mexican peso (MXN)	(591)
Brazilian real (BRL)	111
Colombian peso (COP)	(21)
Other currencies	(2)

Page 79 of	88

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

28.    FINANCIAL RISK MANAGEMENT (continued)

The main relevant exposures correspond to:

(a)Argentine peso vs. US dollar

If the Argentine peso had weakened by 1% against the US dollar, it would have generated a pre-tax loss of $ 1.0 million as of December 31, 2020, and a pre-tax loss of $ 0.6 million as of December 31, 2019.

(b) Mexican peso vs. US dollar
If the Mexican peso had weakened by 1% against the US dollar, it would have generated a pre-tax gain of $ 5.9 million and $ 5.6 million as of December 31, 2020 and 2019, respectively.

(c) Colombian peso vs. US dollar
If the Colombian peso had weakened by 1% against the US dollar, it would have generated a pre-tax gain of $ 0.2 million and a pre-tax gain of $ 0.3 million as of December 31, 2020 and 2019, respectively.

(d) Brazilian real vs. US dollar
If the Brazilian real had weakened by 1% against the US dollar, it would have generated a pre-tax loss of $ 1.1 million and a pre-tax gain of $ 1.8 million as of December 31, 2020 and 2019, respectively.

We estimate that if the Argentine peso, Mexican peso, Colombian peso and Brazilian real had weakened simultaneously by 1% against the US dollar with all other variables held constant, total pre-tax income for the year would have been $ 4.0 million higher ($ 7.1 million higher as of December 31, 2019), as a result of foreign exchange gains/losses on translation of US dollar-denominated financial position, mainly trade receivables, trade payables, lease liabilities, borrowings and other liabilities.

Considering the same variation of the currencies against the US dollar of all net investments in foreign operations amounting to $ 423 million, the currency translation adjustment included in total equity would have been $ 4.2 million lower, arising mainly from the adjustment on translation of the equity related to the Brazilian real during the year 2020.

(ii) Interest rate risk

Ternium manages its exposure to interest rate volatility through its financing alternatives and hedging instruments. Borrowings issued at variable rates expose the Company to the risk of increased interest expense in the event of a raise in market interest rates, while borrowings issued at fixed rates expose the Company to a variation in its fair value. The Company’s interest-rate risk mainly arises from long-term borrowings that bear variable-rate interest that is partially fixed through different derivative transactions, such as interest rate swaps.

Ternium’s nominal weighted average interest rate for its debt instruments, which do not include neither the effect of derivative financial instruments, nor the devaluation of the local currencies, was 1.43% and 2.94% as of December 31, 2020 and 2019, respectively. These rates were calculated using the rates set for each instrument in its corresponding currency and weighted using the dollar-equivalent outstanding principal amount of each instrument.

Ternium’s total variable interest rate debt amounted to $ 1,593 million (92.5% of total borrowings) at December 31, 2020 and $ 2.023 million (92.4% of total borrowings) at December 31, 2019.

If interest rates on the aggregate average notional of US dollar denominated borrowings held during 2020, excluding borrowings with derivatives contracts mentioned in Note 21 (a), had been 100 basis points higher with all other variables held constant, total pre-tax income for the year ended December 31, 2020 would have been $ 20.3 million lower ($ 22.4 million lower as of December 31, 2019).

Page 80 of	88

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

28.    FINANCIAL RISK MANAGEMENT (continued)
1.2) Credit risk
Credit risk arises from cash and cash equivalents, deposits with banks and financial institutions, as well as credit exposures to customers, including outstanding receivables and committed transactions. Ternium’s subsidiaries have credit guidelines in place to ensure that derivative and treasury counterparties are limited to high credit quality financial institutions.

Ternium invests in financial assets with a minimum credit rating of investment grade established by an international qualification agency renowned in the financial market, in line with corporate investment portfolio policies. Approximately 61.1% of the Company’s liquid financial assets correspond to investment grade rated instruments as of December 31, 2020, in comparison with approximately 92.6% as of December 31, 2019. The investments in financial assets are as follows:

	At December 31, 2020	At December 31, 2019

Cash and cash equivalents	537,882	519,965

Other Investments - Current and Non-Current	816,157	215,273
Fixed Income (time-deposit, zero-coupon bonds, commercial papers)	579,917	176,470
Deposit certificates	451,857	160,933
Commercial papers	128,060	15,537
Bonds and other fixed income	233,611	38,803
Non - U.S. government securities	135,671	914
Corporate securities	97,940	37,889
Other notes	2,629	—

Ternium has no significant concentrations of credit risk from customers. No single customer accounts for more than ten percent of Ternium’s sales. Ternium’s subsidiaries have policies in place to ensure that sales are made to customers with an appropriate credit history, and that credit insurances, letters of credit or other instruments are requested to reduce credit risk whenever deemed necessary. The subsidiaries maintain allowances for potential credit losses. The utilization of credit limits is regularly monitored.

Trade and other receivables are carried at face value less allowance for doubtful accounts, if applicable. This amount does not differ significantly from fair value. The other receivables do not contain significant impaired assets.

As of December 31, 2020, trade receivables total $ 918.4 million ($ 950.6 million as of December 31, 2019). These trade receivables are collateralized by guarantees under letter of credit and other bank guarantees of $ 1.3 million ($ 3.4 million as of December 31, 2019), credit insurance of $ 422.8 million ($ 469.3 million as of December 31, 2019) and other guarantees of $ 7.3 million ($ 16.4 million as of December 31, 2019).

As of December 31, 2020, trade receivables of $ 892.3 million ($ 877.2 million as of December 31, 2019) were fully performing.

As of December 31, 2020, trade receivables of $ 36.6 million ($ 86.3 million as of December 31, 2019) were past due (mainly up to 180 days).

Page 81 of	88

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

28.    FINANCIAL RISK MANAGEMENT (continued)

The amount of the allowance for doubtful accounts was $ 10.5 million as of December 31, 2020 ($ 13.0 million as of December 31, 2019).

The carrying amounts of the Company’s trade and other receivables as of December 31, 2020, are denominated in the following currencies:

Currency	$ million

US dollar ($)	798
EU euro (EUR)	14
Argentine peso (ARS)	12
Mexican peso (MXN)	160
Brazilian real (BRL)	397
Colombian peso (COP)	68
Other currencies	1

1,450

1.3) Liquidity risk
Management maintains sufficient cash and marketable securities and credit facilities to finance normal operations. Management monitors rolling forecasts of the group’s liquidity reserve on the basis of expected cash flow.

The table below analyses financial liabilities into relevant maturity groups based on the remaining period at the date of the statement of financial position to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

$ million	2021	2022	2023	2024	Thereafter

Borrowings	396	660	137	521	9
Interests to be accrued (1)	26	17	9	4	—
Trade payables and other liabilities	1,024	13	8	7	38
Lease liabilities	42	42	42	28	140

Total	1,488	732	196	560	187
(1) These amounts do not include the effect of derivative financial instruments.
As of December 31, 2020, total borrowings less cash and cash equivalents and other current and non-current investments amounted to $ 371.5 million.

1.4) Capital risk
Ternium seeks to maintain an adequate debt/equity ratio considering the industry and the markets where it operates. The year-end ratio debt over debt plus equity is 0.17 and 0.22 as of December 31, 2020 and 2019, respectively. The Company does not have to comply with regulatory capital adequacy requirements as known in the financial services industry.

Page 82 of	88

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

28.    FINANCIAL RISK MANAGEMENT (continued)
2) Financial instruments by category and fair value hierarchy level
The accounting policies for financial instruments have been applied to the line items below. According to the scope and definitions set out in IFRS 7 and IAS 32, employers’ rights and obligations under employee benefit plans, and non-financial assets and liabilities such as advanced payments and income tax payables, are not included.

As of December 31, 2020 (in $ thousands)	Amortized cost	Assets at fair value through profit or loss	Assets at fair value through OCI	Total
(i) Assets as per statement of financial position
Receivables	153,527	—	—	153,527
Derivative financial instruments	—	1,572	—	1,572
Trade receivables	918,438	—	—	918,438
Other investments	579,917	2,629	233,611	816,157
Cash and cash equivalents	278,862	259,020	—	537,882
Total	1,930,744	263,221	233,611	2,427,576

As of December 31, 2020 (in $ thousands)	Liabilities at fair value through profit or loss	Amortized cost	Total
(ii) Liabilities as per statement of financial position
Other liabilities	—	86,070	86,070
Trade payables	—	1,004,216	1,004,216
Derivative financial instruments	6,358	—	6,358
Finance lease liabilities	—	294,103	294,103
Borrowings	—	1,722,893	1,722,893
Total	6,358	3,107,282	3,113,640

As of December 31, 2019 (in $ thousands)	Amortized cost	Assets at fair value through profit or loss	Assets at fair value through OCI	Total
(i) Assets as per statement of financial position
Receivables	406,370	—	—	406,370
Derivative financial instruments	—	1,196	—	1,196
Trade receivables	950,569	—	—	950,569
Other investments	176,470	—	38,803	215,273
Cash and cash equivalents	320,088	199,877	—	519,965
Total	1,853,497	201,073	38,803	2,093,373

As of December 31, 2019 (in $ thousands)	Liabilities at fair value through profit or loss	Amortized cost	Total

(ii) Liabilities as per statement of financial position
Other liabilities	—	88,403	88,403
Trade payables	—	836,204	836,204
Derivative financial instruments	3,024	—	3,024
Finance lease liabilities	—	338,765	338,765
Borrowings	—	2,188,674	2,188,674

Total	3,024	3,452,046	3,455,070

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TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

28.    FINANCIAL RISK MANAGEMENT (continued)

Fair Value by Hierarchy
Following the requirements contained in IFRS 13, Ternium categorizes each class of financial instrument measured at fair value in the statement of financial position into three levels, depending on the significance of the judgment associated with the inputs used in making the fair value measurements:

– Level 1 comprises financial assets and financial liabilities whose fair values have been determined on the basis of quoted prices (unadjusted) in active markets for identical assets or liabilities.

– Level 2 includes financial assets and financial liabilities for which fair values have been estimated using inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

– Level 3 comprises financial instruments for which inputs to estimate fair value of the assets or liabilities are not based on observable market data (unobservable inputs).

The following table presents the assets and liabilities that are measured at fair value as of December 31, 2020 and 2019:

	Fair value measurement as of December 31, 2020 (in $ thousands):
Description	Total	Level 1	Level 2	Level 3 (*)

Financial assets at fair value through profit or loss / OCI
Cash and cash equivalents	259,020	259,020	—	—
Other investments	236,240	233,611	—	2,629
Derivative financial instruments	1,572	—	1,572	—

Total assets	496,832	492,631	1,572	2,629

Financial liabilities at fair value through profit or loss / OCI
Derivative financial instruments	6,358	—	6,358	—

Total liabilities	6,358	—	6,358	—

	Fair value measurement as of December 31, 2019 (in $ thousands):
Description	Total	Level 1	Level 2	Level 3

Financial assets at fair value through profit or loss / OCI
Cash and cash equivalents	199,877	199,877	—	—
Other investments	38,803	38,803	—	—
Derivative financial instruments	1,196	—	1,196	—

Total assets	239,876	238,680	1,196	—

Financial liabilities at fair value through profit or loss / OCI
Derivative financial instruments	3,024	—	3,024	—

Total liabilities	3,024	—	3,024	—
(*) The fair value of financial instruments classified as level 3 is not obtained from observable market information, but from measurements of the asset portfolio at market value provided by the fund manager. The evolution of such instruments during the year ended December 31, 2020, corresponds to the initial investment and to the changes in its fair value.

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TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

28.    FINANCIAL RISK MANAGEMENT (continued)

There were no significant transfers between Level 1 and Level 2 of the fair value hierarchy and there were no transfers from Level 1 and Level 2 to Level 3.

The fair value of financial instruments traded in active markets is based on quoted market prices at the reporting date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by Ternium is the current mid-price. These instruments are included in Level 1 and comprise primarily corporate and sovereign debt securities.

The fair value of financial instruments that are not traded in an active market (such as certain debt securities, certificates of deposits with original maturity of more than three months, forward and interest rate derivative instruments) is determined by using valuation techniques which maximize the use of observable market data when available and rely as little as possible on entity specific estimates. If all significant inputs required to value an instrument are observable, the instrument is included in Level 2. Ternium values its assets and liabilities included in this level using mid prices, interest rate curves, broker quotations, current exchange rates and forward rates volatilities obtained from market contributors as of the valuation date.

If one or more of the significant inputs are not based on observable market data, the instruments are included in Level 3. Ternium values its assets and liabilities in this level using observable market inputs, information provided by fund managers and management assumptions which reflect the Company’s best estimate on how market participants would price the asset or liability at measurement date.

3) Accounting for derivative financial instruments and hedging activities

Derivative financial instruments are initially recognized in the statement of financial position at cost and subsequently measured at fair value. Changes in fair value are disclosed under “Other financial income (expenses), net” line item in the income statement. Ternium does not hedge its net investments in foreign entities.

Ternium designates certain derivatives as hedges of a particular risk associated with a recognized asset or liability or a highly probable forecast transaction. These transactions are classified as cash flow hedges (mainly interest rate swaps). The effective portion of the fair value of derivatives that are designated and qualify as cash flow hedges is recognized within other comprehensive income. Amounts accumulated in other comprehensive income are recognized in the income statement in the same period than any offsetting losses and gains on the hedged item. The gain or loss relating to the ineffective portion is recognized immediately in the income statement. The fair value of Ternium derivative financial instruments (asset or liability) continues to be reflected on the statement of financial position.

For transactions designated and qualifying for hedge accounting, Ternium documents at inception the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. The Company also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. At December 31, 2020, the effective portion of designated cash flow hedges amounts to $ (0.2) million (net of taxes) and is included as “Cash flow hedges” line item in the statement of comprehensive income.

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TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

28.    FINANCIAL RISK MANAGEMENT (continued)

The fair values of various derivative instruments used for hedging purposes are disclosed in Note 21. The full fair value of a hedging derivative is classified as a non-current asset or liability when the remaining maturity of the hedged item is more than 12 months and as a current asset or liability when the remaining maturity of the hedged item is less than 12 months.

Changes in the fair value of any derivative instruments that do not qualify for hedge accounting under IAS 39 are recognized immediately in the income statement.

4) Fair value estimation
The estimated fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

For the purpose of estimating the fair value of financial assets and liabilities with maturities of less than one year, the Company uses the market value less any estimated credit adjustments. For other investments, the Company uses quoted market prices.

As most borrowings incorporate floating rates that approximate market rates and the contractual repricing occurs mostly every one month, the fair value of the borrowings approximates their carrying amount and it is not disclosed separately.

In assessing the fair value of derivatives and other financial instruments, Ternium uses a variety of methods, including, but not limited to, estimated discounted value of future cash flows using assumptions based on market conditions existing at each year-end.

29.    THE COVID-19 PANDEMIC AND ITS IMPACT ON TERNIUM

A novel strain of coronavirus (SARS-CoV-2) was reported to have surfaced in China in December 2019, spreading to the rest of the world in the first quarter of 2020. In March 2020, the World Health Organization declared COVID-19, the disease caused by the SARS-CoV-2 virus, a global pandemic. The COVID-19 outbreak is impacting economic activity worldwide.

As a result of the COVID-19 pandemic, the steel industry in the Americas experienced during the second quarter of 2020 significant decreases in capacity utilization to adapt to lockdowns and/or weak demand in most of its markets. This situation improved during the second half of 2020, and as of the end of the year most of the steel industry has significantly increased production levels.

The second quarter was the hardest hit in 2020 by the effects of lower production and reduced shipments tied to the COVID-19 pandemic. Each jurisdiction where Ternium operates adopted specific measures in response to the pandemic and the Company adjusted its operations on a country-by-country basis to comply with applicable rules and requirements and adapt to a rapidly evolving scenario. Even though the effects of the pandemic in steel demand abated during the third quarter of 2020, and as of the issue date of these consolidated financial statements all of Ternium’s industrial facilities are back to normal production levels, uncertainty persists regarding the extent and timing of the future spread of COVID-19 and the imposition or relaxation of protective measures in the future.

Page 86 of	88

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

29.    THE COVID-19 PANDEMIC AND ITS IMPACT ON TERNIUM (continued)

In order to safeguard the health and safety of its employees, customers and suppliers, Ternium continues to apply preventive measures, including remote working for a significant portion of white collar employees, implementing a special operations protocol to ensure social distancing and providing medical assistance and supplies to onsite employees. As of the date of these consolidated financial statements, remote work and other work arrangements have not materially adversely affected Ternium's ability to conduct operations. In addition, these alternative working arrangements have not adversely affected our financial reporting systems, internal control over financial reporting or disclosure controls and procedures.

The Company took several measures during the second quarter of 2020 to cope with the pandemic, including the rescheduling of certain capital expenditures and the withdrawal of the annual dividend payment for the 2019 fiscal year. This, together with a significant improvement in the steel business environment during the second half of 2020, resulted in strengthened cash flows and financial condition as of the issue date of these consolidated financial statements.

In 2020, cash flows from operating activities amounted to $ 1,761 million, and capital expenditures were $ 560 million. With total borrowings less cash and cash equivalents and other current and non-current investments of $ 371 million as of December 31, 2020 and a manageable debt amortization schedule, Ternium has in place non-committed credit facilities and management believes it has adequate access to the credit markets. Considering its financial position and the funds provided by operating activities, management believes that the Company has sufficient resources to satisfy its current working capital needs and service its debt. Management also believes that Ternium's liquidity and capital resources give adequate flexibility to manage the revised capital spending programs and address short-term changes in business conditions, and that it is unlikely that Ternium will not be able to meet its financial covenants. Similarly, management does not expect to disclose or incur any material COVID-19-related contingencies.

30.    FOREIGN EXCHANGE RESTRICTIONS IN ARGENTINA

Ternium’s Argentine subsidiary, Ternium Argentina S.A., is currently operating in a complex and volatile economic environment. The recession the Argentine economy was going through at the end of 2019 coupled with the effects of the COVID-19 outbreak in March 2020 significantly affected economic activity and macroeconomic variables in the country.

Starting in September 2019, the Argentine Central Bank has been imposing increasingly restrictive regulations on foreign exchange transactions, aimed at avoiding further deterioration of a low level of foreign currency reserves. These measures have not had a significant effect on Ternium Argentina’s ability to access the foreign exchange market for commercial payments. Access to the Argentine foreign exchange market to pay dividends and services to related parties requires prior central bank approval, which is granted on a very restricted basis. Current Argentine Central Bank regulations deter companies from converting its Argentine Pesos (ARS) holdings via alternate means due to consequent loss of access to the official foreign exchange market.

Ternium Argentina stated in its annual accounts as of and for the year ended December 31, 2020, that revenues amounted to $ 1,823 million (2019: $ 1,789 million), net profit from continuing operations to $ 268 million (2019: $ 131 million), total assets to $ 3,268 million (2019: $ 2,969 million), total liabilities to $ 430 million (2019: $ 338 million) and shareholders’ equity to $ 2,838 million (2019: $ 2,631 million).

Page 87 of	88

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

30.    FOREIGN EXCHANGE RESTRICTIONS IN ARGENTINA (continued)

Ternium Argentina’s financial position in ARS as of December 31, 2020, amounted to $ 278 million in monetary assets and $ 165 million in monetary liabilities. Our Argentine subsidiary’s ARS denominated assets and liabilities are valued at the prevailing official exchange rate.

Although most of Ternium Argentina’s cash holdings are either denominated or payable in ARS, our exposure to the ARS as of December 31, 2020 was diminished due to hedging strategies using derivative instruments as well as the investment in US dollar and inflation-linked securities.

As the context of volatility and uncertainty remains in place as of the issue date of these consolidated financial statements, additional Argentine Central Bank regulations that could be imposed in the future could further restrict our Argentine subsidiary’s ability to access the official foreign exchange market.

Pablo Brizzio
Chief Financial Officer

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